Consolidated Financial Statements as of December 31, 2025 (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025

TABLE OF CONTENTS

Cover
Consolidated Statement of Financial Position
Consolidated Statement of Income and Other Comprehensive Income
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
1. General Information and purpose of these consolidated financial statements
2. Economic context
3. Basis of accounting and material accounting policies
4. Use of judgment and estimates
5. Cash and cash equivalents
6. Financial assets at fair value through profit or loss
7. Financial assets at amortized cost
8. Investment in Joint ventures
9. Property and equipment
10. Intangible assets
11. Investment property
12. Other non-financial assets
13. Financial liabilities at fair value through profit or loss
14. Financial liabilities at amortized cost
15. Income tax
16. Other non-financial liabilities
17. Provisions and Contingencies
18. Share capital
19. Reserves
20. Retained earnings
21. Interest income
22. Interest expense
23. Fee and commissions income
24. Fee and commission expense
25. Gains on financial assets and financial liabilities at fair value through profit or loss
26. Foreign currency exchange rate differences
27. Other operating income
28. Employee benefits
29. Administrative expenses
30. Other operating expense 31. Insurance service result
32. Reconciliation of movements of liabilities to cash flows arising from financing activities
33. Operating segments
34. Off-balance sheet accounts
35. Subsidiaries
36. Transactions and balances with related parties
37. Financial risk factors
38. Capital management
39. Deposit guarantee system
40. Subsequent events

Independent Auditors’ Report

To the Shareholders and Board of Directors Banco Hipotecario S.A.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries (the Bank), which comprise the consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2024, and its results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Bank and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The consolidated financial statements of the Bank for the year ended December 31, 2023, were audited by another auditor, who expressed an unmodified opinion on those consolidated financial statements on June 18, 2024. As described in Note 3.2, the Bank has adjusted the prior period comparative year ended December 31, 2023, consolidated financial statements to conform with the accounting requirements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29). Accordingly, the audit opinion issued on June 18, 2024, by the other auditor on the 2023 consolidated financial statements, did not express an opinion on the adjustments required by IAS 29. These required adjustments to conform the comparative period presentation were audited by us.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast significant doubt about the Bank’s ability to continue as a going concern for at least twelve months after the date that the consolidated financial statements are authorized for issuance.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

● Exercise professional judgment and maintain professional skepticism throughout the audit.

● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, no such opinion is expressed.

● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Bank’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Buenos Aires, State, Argentina

June 30, 2025

As of December 31, 2025 (Unaudited) and 2024 (Audited – Note 3.1)
In thousands of Argentine Pesos (Note 3.2)

ITEM	NOTES	12/31/2025 (Unaudited)	12/31/2024 (Audited)

ASSETS

Cash and cash equivalents	5	475,179,108	366,906,730

Financial assets at fair value through profit or loss
Debt securities	6.1	551,879,804	1,582,878,077
Derivative instruments	6.2	939,795	183,491
Financial assets pledged as collateral	6.4	118,044,608	243,687,322
Other financial assets	6.3	5,690,674	7,496,178
Investments in equity instruments	6.5	17,519,437	21,432,696

Financial assets at amortized cost
Loans and other financing arrangements	7.1	1,278,666,504	903,318,771
Debt securities	7.2	594,202,005	272,833,939
Reverse Repurchase transactions	7.3	30,549,469	20,055,503
Financial assets pledged as collateral	7.4	347,750,909	53,365,918
Other financial assets	7.5	31,889,147	64,641,734
Insurance contracts assets		3,319,436	3,065,018
Reinsurance contracts assets		63,196	94,408

Investments in joint ventures	8	91,683,236	81,479,197

Property and equipment	9	109,226,279	111,103,542

Intangible assets	10	10,121,962	8,957,327

Investment property	11	16,905,199	16,802,236

Income tax assets
Current	15.2	23,250,360	-
Deferred	15.3	4,424,811	1,462,926

Other non-financial assets	12	13,001,558	9,299,075

TOTAL ASSETS		3,724,307,497	3,769,064,088

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONT.)
As of December 31, 2025 (Unaudited) and 2024 (Audited – Note 3.1)
In thousands of Argentine Pesos (Note 3.2)

ITEM	NOTES	12/31/2025 (Unaudited)	12/31/2024 (Audited)

LIABILITIES

Financial liabilities at fair value through profit or loss
Short positions in securities	13.1	8,034,007	37,245,574
Derivative instruments	13.2	13,952	52,640

Financial liabilities at amortized cost
Deposits	14.1	2,300,079,393	2,313,923,490
Other financial liabilities	14.2	140,642,370	209,357,965
Loans from the BCRA (*) and other financial institutions		1,481,019	3,539,408
Repurchase transactions	14.3	354,102,235	204,019,618
Debt securities issued	14.4	210,090,772	108,890,769
Insurance contracts liabilities		5,759,933	4,876,354
Reinsurance contracts liabilities		2,930,765	2,327,645

Income tax liabilities
Current	15.2	4,415,260	84,059,435
Deferred	15.3	-	22,683,644

Other non-financial liabilities	16	105,377,119	119,976,413

Provisions	17	5,246,556	12,832,605

TOTAL LIABILITIES		3,138,173,381	3,123,785,560

EQUITY
Share capital	18	1,500,000	1,500,000
Inflation adjustment to Share capital	18	384,575,219	384,575,219
Reserves	19	164,457,621	140,139,695
Retained earnings	20	15,247,681	94,636,423

Total equity, excluding non-controlling interests		565,780,521	620,851,337
Non-controlling interests		20,353,595	24,427,191

TOTAL EQUITY		586,134,116	645,278,528
TOTAL LIABILITIES AND EQUITY		3,724,307,497	3,769,064,088

(*) Argentine Central Bank

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
AND OTHER COMPREHENSIVE INCOME
For the fiscal years ended December 31, 2025 (Unaudited), 2024 (Audited - Note 3.1) and 2023 (Audited – Note 3.1)
In thousands of Argentine Pesos (Note 3.2)

Item	Note	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)

Interest income calculated using the effective interest method	21	739,623,176	1,324,389,228	1,780,830,032
Interest expense	22	(751,035,029)	(1,274,512,014)	(1,935,188,207)
Insurance Interest income		39,713,042	14,991,082	54,245,215
Net interest income (expense)		28,301,189	64,868,296	(100,112,960)

Fee and commission income	23	73,958,227	65,953,755	84,620,358
Fee and commission expense	24	(4,751,549)	(3,311,420)	(3,692,235)
Net fee and commission income		69,206,678	62,642,335	80,928,123

Gains on financial assets and liabilities at fair value through profit or loss	25	277,069,865	837,208,929	1,007,205,776
Gains on financial assets and liabilities at fair value through profit or loss for insurance		70,649,036	14,312,740	37,798,779
Foreign currency exchange differences	26	(18,640,724)	(22,923,815)	(70,489,851)
Foreign currency exchange differences for insurance		1,393,367	3,002,671	14,553,434
Insurance revenue	31	65,572,241	60,003,424	77,227,536
Insurance service expenses	31	(43,191,464)	(42,625,632)	(47,013,628)
Revenue		450,360,188	976,488,948	1,000,097,209

Other operating income	27	67,594,713	42,658,800	58,137,451
Employee benefits	28	(137,967,298)	(216,838,848)	(199,039,663)
Administrative expenses	29	(63,356,871)	(69,502,359)	(76,997,443)
Depreciation and impairment of non-financial assets		(8,338,396)	(10,990,054)	(12,171,828)
Losses on derecognition of financial assets at amortized cost		(35,091)	-	(22,963,470)
Impairment of financial assets	7.6	(100,737,141)	(41,863,388)	(14,074,183)
Loss on net monetary position		(72,733,829)	(266,729,911)	(251,941,109)
Loss on net monetary position for insurance		(19,014,111)	(46,775,059)	(95,568,269)
Other operating expenses	30	(127,899,050)	(189,171,309)	(215,327,701)
Net (loss) income before income tax		(12,126,886)	177,276,820	170,150,994

Income tax benefit (expense)	15.1	38,134,751	(71,992,128)	(19,140,701)

NET INCOME FOR THE YEAR		26,007,865	105,284,692	151,010,293
Other comprehensive income	-	-	-	-
NET INCOME AND OTHER COMPREHENSIVE INCOME		26,007,865	105,284,692	151,010,293
Net income for the year attributable to:
Holders of ordinary shares of the Bank		26,489,414	97,413,235	148,107,932
Non-controlling interests		(481,549)	7,871,457	2,902,361

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
AND OTHER COMPREHENSIVE INCOME (CONT.)
For the fiscal years ended December 31, 2025 (Unaudited), 2024 (Audited – Note 3.1) and 2023 (Audited – Note 3.1)
In thousands of Argentine Pesos (Note 3.2)

Earnings per Share	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)

NUMERATOR
Net income for the year attributable to holders of ordinary shares of the Bank	26,489,414	97,413,235	148,107,932

Net income for the year attributable to holders of ordinary shares of the Bank adjusted to reflect the effect of dilution	26,489,414	97,413,235	148,107,932

DENOMINATOR
Weighted average of outstanding ordinary shares for the fiscal year	1,480,335	1,477,692	1,474,938

Weighted average of outstanding ordinary shares for the fiscal year adjusted to reflect the effects of dilution	1,480,335	1,477,692	1,474,938

BASIC EARNINGS PER SHARE	17.894	65.923	100.416
DILUTED EARNINGS PER SHARE	17.894	65.923	100.416

The accompanying explanatory notes are an integral part of these consolidated financial statements.

	Share capital			Reserves
Changes	Outstanding shares	Treasury shares	Inflation adjustment on Share capital	Legal	Voluntary	Retained earnings	Total equity attributable to holders of ordinary shares of the Bank	Total equity attributable to non-controlling interests	Total equity
Balances as of 12.31.2024 (Audited)	1,479,338	20,662	384,575,219	86,421,226	53,718,469	94,636,423	620,851,337	24,427,191	645,278,528
Distribution of unappropriated retained earnings – approved by the Shareholders’ Meeting held on 03/31/2025 (*)
 Legal Reserve	-	-	-	21,175,631	-	(21,175,631)	-	-	-
 Voluntary Reserve	-	-	-	-	3,142,295	(3,142,295)	-	-	-
 Dividends distribution	-	-	-	-	-	(81,560,230)	(81,560,230)	-	(81,560,230)
Share-based payments under compensation plan (Note 18)	1,429	(1,429)	-	-	-	-	-	-	-
Subsidiaries’s dividends distribution	-	-	-	-	-	-	-	(341,647)	(341,647)
Other changes	-	-	-	-	-	-	-	(3,250,400)	(3,250,400)
Net income for the year	-	-	-	-	-	26,489,414	26,489,414	(481,549)	26,007,865
Balances as of 12.31.2025 (Unaudited)	1,480,767	19,233	384,575,219	107,596,857	56,860,764	15,247,681	565,780,521	20,353,595	586,134,116

The accompanying explanatory notes are an integral part of these consolidated financial statements.

(*) See Note 20.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
for the fiscal years ended December 31, 2025 (Unaudited), 2024 (Audited – Note 3.1) and 2023 (Audited –Note 3.1)
In thousands of Argentine Pesos (Note 3.2)

	Share Capital			Reserves
Changes	Outstanding shares	Treasury shares	Inflation adjustment on share Capital	Legal	Voluntary	Retained earnings	Total equity attributable to holders of ordinary shares of the Bank	Total equity attributable to non-controlling interests	Total equity
Balances as of 12.31.2023 (Audited)	1,476,063	23,937	384,575,219	54,013,279	-	159,262,936	599,351,434	16,219,842	615,571,276
Absorption of unappropriated retained earnings – approved by the Shareholders’ Meeting held on 03/27/2024
● Legal Reserve	-	-	-	32,407,947	-	(32,407,947)	-	-	-
● Voluntary Reserve	-	-	-	-	53,718,469	(53,718,469)	-	-	-
● Dividends distribution	-	-	-	-	-	(75,913,332)	(75,913,332)	-	(75,913,332)
Share-based payments under compensation plan (Note 18)	3,275	(3,275)	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	-	335,892	335,892
Net income for the year	-	-	-	-	-	97,413,235	97,413,235	7,871,457	105,284,692
Balances as of 12.31.2024 (Audited)	1,479,338	20,662	384,575,219	86,421,226	53,718,469	94,636,423	620,851,337	24,427,191	645,278,528

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
for the fiscal years ended December 31, 2025 (Unaudited), 2024 (Audited – Note 3.1) and 2023 (Audited –Note 3.1)
In thousands of Argentine Pesos (Note 3.2)

	Share Capital
Changes	Outstanding shares	Treasury shares	Inflation adjustment on share Capital	Legal Reserve	Retained earnings	Total equity attributable to holders of ordinary shares of the Bank	Total equity attributable to non-controlling interests	Total equity
Balances as of 12.31.2022 (Unaudited)	1,473,832	26,168	384,575,219	-	65,168,283	451,243,502	12,303,721	463,547,223
Absorption of unappropriated retained earnings – approved by the Shareholders’ Meeting held on 03/30/2023	-	-	-	54,013,279	(54,013,279)	-	-	-
Share-based payments under compensation plan (Note 18)	2,231	(2,231)	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	1,013,760	1,013,760
Net income for the year	-	-	-	-	148,107,932	148,107,932	2,902,361	151,010,293
Balances as of 12.31.2023 (Audited)	1,476,063	23,937	384,575,219	54,013,279	159,262,936	599,351,434	16,219,842	615,571,276

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the fiscal years ended December 31, 2025 (Unaudited), 2024 (Audited – Note 3.1) and 2023 (Audited – Note 3.1)

In thousands of Argentine Pesos (Note 3.2)

ITEM	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)

Net income for the year	26,007,865	105,284,692	151,010,293
Adjustments to obtain cash flows from operating activities
Income tax (benefit) expense	(38,134,751)	71,992,128	19,140,701
Loss on net monetary position	91,747,940	313,504,970	347,509,378
Depreciation and impairment of assets	8,338,396	10,990,054	12,171,828
Loan loss, net of reversed allowances	89,165,864	36,914,689	12,136,917
Increase in provisions	8,256,341	28,987,608	19,638,700
Net interest (income) expense	(28,301,189)	(64,868,296)	100,112,960
Net income from measurement of financial instruments at fair value through profit or loss	(347,678,778)	(850,707,567)	(1,043,770,511)
(Income) loss from valuation of investment property and property and equipment	(12,244,608)	11,221,438	22,744,551
(Net increase) / net decrease from operating assets
Debt securities at fair value through profit or loss	998,739,981	(544,459,273)	1,000,574,295
Derivative instruments	(466,528)	1,742,797	(946,264)
Reverse repurchase transactions	(15,225,575)	1,219,689,208	(2,419,437,423)
Loans and other financing arrangements
Non-financial public sector	(1,927,592)	(2,773)	(333)
Financial sector	(108,420,026)	(51,561,279)	(10,672,513)
Non-financial private sector and foreign residents	(557,918,233)	(691,323,767)	(192,515,257)
Debt securities at amortized cost	(386,800,629)	(229,121,603)	(15,121,912)
Financial assets pledged as collateral	(239,983,249)	(272,703,588)	(40,875,165)
Investments in equity instruments	(1,226,850)	(13,837,748)	(13,011,368)
Other assets	61,183,039	(199,409,746)	(255,782,705)
Net increase / (net decrease) from operating liabilities
Deposits
Non-financial public sector	134,810,750	197,078,709	64,848,773
Financial sector	1	(513)	328
Non-financial private sector and foreign residents	402,278,622	625,655,920	2,295,960,299
Liabilities at fair value through profit or loss	(20,279,125)	898,592	79,150,506
Derivative instruments	(37,462)	222,558	(1,777,421)
Repurchase transactions	199,105,420	203,617,440	-
Other liabilities	(35,641,968)	291,998,490	206,329,924

Interest paid	(745,704,075)	(1,266,860,026)	(1,901,010,754)
Interest received	726,448,237	1,324,492,139	1,760,016,624
Dividends received	129,275	85,914	56,138
Income tax paid	(39,842,691)	(427,047)	(333,864)
Total cash flows generated by operating activities	166,378,402	259,094,120	196,146,725

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
CONSOLIDATED STATEMENT OF CASH FLOWS
for the fiscal years ended December 31, 2025 (Unaudited), 2024 (Audited – Note 3.1) and 2023 (Audited – Note 3.1)

In thousands of Argentine Pesos (Note 3.2)

ITEM	12/31/2025	12/31/2024	12/31/2023
Cash flows from investing activities
Payments
Purchase of property and equipment, intangible assets and other assets	(7,198,740)	(8,236,620)	(8,178,612)
Collections
Sale of property and equipment and other assets	1,005,160	2,533,156	104,116
Total cash flows used in investing activities	(6,193,580)	(5,703,464)	(8,074,496)
Cash flows from financing activities
Payments
Dividends paid (Note 20)	(57,433,807)	(72,551,053)	-
Debt securities issued	(128,524,315)	(37,117,655)	(32,873,137)
Loans to domestic financial institutions	(6,182,888,959)	(39,236,608)	(12,482,487)
Other financial liabilities	(4,939,904)	(10,988,443)	(14,194,350)
Collections
Debt securities issued	196,517,546	85,963,826	-
Loans from domestic financial institutions	6,174,319,300	27,661,239	9,809,293
Total cash flows generated by (used in) financing activities	(2,950,139)	(46,268,694)	(49,740,681)

Effect of exchange rate variations	39,031,322	29,823,016	65,335,671

Effect of loss on net monetary position of cash	(87,993,627)	(153,047,668)	(167,735,469)

TOTAL VARIATION IN CASH FLOWS
Net increase for the year	108,272,378	83,897,310	35,931,750
Cash at beginning of year	366,906,730	283,009,420	247,077,670
Cash at year end	475,179,108	366,906,730	283,009,420

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

1. GENERAL INFORMATION

Banco Hipotecario S.A. (hereinafter, the “Bank” or “the Entity”) is a corporation (“Sociedad anónima”) incorporated under the laws of Argentina. The Bank’s registered office is Reconquista 151 – City of Buenos Aires – Argentina.

The Bank is the result of the privatization of the then Banco Hipotecario Nacional (an institution established in 1886), pursuant to Law No. 24855 passed on July 2, 1997 and enacted by the National Executive Branch (PEN) through Decree No. 677 dated July 22, 1997, and regulatory Decree No. 924/97, whereby Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law No. 23696 and transformed into a corporation. The new entity arising from this transformation does business under the name of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Financial Institutions Law No. 21526. The Bank provides retail and corporate banking services. In addition, through its subsidiaries, it provides life and personal accident insurance.

These consolidated financial statements include the Bank and its subsidiaries, that is, companies and structured entities controlled by the Bank (collectively, the “Group”).

The Bank’s subsidiaries are detailed in Note 35.

Part of the Bank's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange.

1.1 Purpose of these consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. They were authorized for issue by the Bank’s board of directors on June 24, 2026.

The Bank is a subsidiary of IRSA Inversiones y Representaciones S.A. (“IRSA”), a Company whose shares are publicly traded on the New York Stock Exchange. Consequently, these consolidated financial statements have been prepared to fulfill IRSA’s reporting requirements of the Securities and Exchange Commission.

2. CHANGES IN THE MACROECONOMIC CONTEXT AND FINANCIAL AND CAPITAL SYSTEMS

The Group operates in an economic environment that is transitioning toward a phase of disinflationary consolidation, supported by a strict fiscal and monetary policy framework established by the Argentine Government. This environment has contributed to greater predictability in key macroeconomic variables.

In particular, with respect to financial assets, the Argentine Government has launched a series of voluntary debt exchanges aimed at extending the maturities of government securities.

As of the date of these financial statements, the Group holds public sector debt instruments affected by the aforementioned measures.

The Group’s Management continuously monitors the evolution of the aforementioned circumstances in order to define possible actions to be taken and identify possible impacts on its equity and financial position, which would require disclosure in the financial statements.

3. BASIS OF ACCOUNTING AND MATERIAL ACCOUNTING POLICIES

The consolidated financial statements are prepared on a going concern basis, as management is satisfied that the Group has adequate resources to continue as a going concern for the foreseeable future. In making this assessment, management has considered a wide range of information including projections of profitability, regulatory capital requirements and funding needs. The assessment also includes consideration of reasonably possible downside economic scenarios and their potential impacts on the profitability, capital and liquidity of the Group.

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

3.1. Functional and presentation currency

The Argentine Peso is the functional and presentation currency of the Bank and its subsidiaries. All amounts are stated in thousands of Argentine pesos, unless otherwise stated.

Since the Argentine economy is considered a hyperinflationary economy in accordance with International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) since July 1, 2018, these consolidated financial statements are stated in terms of the current measurement unit at the end of the reporting year.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Consequently, consolidated financial statements of the Bank for the year ended December 31, 2024 and 2023, were stated in terms of the measuring unit at the end of each reporting period. Those consolidated financial statements were audited and the auditors expressed their unmodified opinions on June 30, 2025 and June 18, 2024, respectively.

The consolidated financial statements of the Bank as of December 31, 2025 include comparative information for the previous reporting periods, that were restated by applying a general price index so they are presented in terms of the measuring unit current at that date. Accordingly, the audit opinions issued on June 30, 2025 and June 18, 2024, do not cover this restatement.

3.2. Hyperinflationary accounting

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in terms of the current measurement unit at the end of the reporting period.

The standard sets out a number of factors that should be considered to conclude that an economy is hyperinflationary, including a cumulative inflation rate for three consecutive years close to, or in excess of, 100%. Therefore, pursuant to IAS 29, the Argentine peso is considered a currency of a hyperinflationary economy as from July 1, 2018.

Such restatement should be made as if the economy had always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of the currency. In order to make such restatement, the Argentine Federation of Professional Councils of Economic Sciences publishes the applicable index which is based on:

●
For items subsequent to December 2016: Consumer Price Index (“CPI”) published by the National Institute of Statistics and Census (“INDEC”); and
●
For items prior to December 2016: Wholesale Domestic Price Index published by the INDEC.

The CPI increased 31.5%, 117.8%, and 211.4% during 2025, 2024 and 2023, respectively.

Under IAS 29, assets and liabilities that are not stated in the measuring unit current at the end of the reporting period should be adjusted by applying the general price index. The adjusted value of a non-monetary item is reduced, in accordance with IFRS Accounting Standards, when it exceeds its recoverable value.

In applying IAS 29 to the consolidated statement of financial position, the Group has applied the following methodology and criteria:

●
Non-monetary assets were restated by applying the general price index. The restated amounts were reduced to their recoverable values, by applying the relevant IFRS, where appropriate.
●
Monetary assets were not restated.
●
Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the relevant contract.
●
The measurement of Investments accounted for under the equity method, have been determined based on financial information of the associates and joint ventures prepared in accordance with IAS 29.
●
Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.
●
The impact of implementation of IAS 29 at the beginning of the first period of application (January 1, 2019) was recognized in equity, where all equity items, other than Retained earnings, were restated by applying the general price index, as from the date of contribution or origination. In subsequent years, all equity items were restated by applying the general price index as from the beginning of the year or the contribution date, if later.

In applying IAS 29 to the consolidated statements of income and cash flows, the Group has applied the following methodology and criteria:

●
All items of the consolidated statements of income and cash flows were restated in terms of the measuring unit current at the end of the reporting period.
●
The gain or loss on net monetary position is recognized in the consolidated statement of income.
●
Monetary gains or losses generated by cash and cash equivalents are disclosed in the statement of cash flows separately from cash flows from operating, investing, and financing activities, as a reconciling item between cash and cash equivalents at the beginning and at the end of the period.

The comparative information for the prior periods, for the year ended December 31, 2024 and 2023, was restated in terms of the measuring unit current as of December 31, 2025, by applying the change in the consumer price index between December 31, 2024 and 2023 to December 31, 2025.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.3. Consolidation

Subsidiaries

Subsidiaries are entities, including structured entities, controlled by the Group. The Group controls an entity if it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group reassesses whether it has control if there are changes to one or more of the elements of control. This includes circumstances in which protective rights held (e.g. those resulting from a lending relationship) become substantive and lead to the Group having power over an investee.

Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.

The Group consolidates subsidiaries’ financial statements prepared at the end and for the same period of the Bank's financial statements. Such financial statements which are prepared under local GAAP, are adjusted to the same accounting policies applied by the Bank. These adjustments are subject to the Bank’s management monitoring and control procedures to confirm its accuracy. The most significant adjustments include deferred tax calculation under IAS 12, lease reporting under IFRS 16 and the determination of actuarial reserves under IFRS 17.

Securitization vehicles

Certain securitization vehicles sponsored by the Group under its securitization program are run according to predetermined criteria that are part of the initial design of the vehicles. The Group is exposed to variability of returns from the vehicles through its holding in debt securities in the vehicles. Outside the day-to-day servicing of the receivables (which is carried out by the Group under a servicing contract), key decisions are usually required only when receivables in the vehicles go into default. In assessing whether it has control, the Group considers whether it manages the key decisions that most significantly affect these vehicles’ returns. As a result, the Group has concluded that it controls some of these vehicles (please refer to Note 35).

Mutual funds

The Group acts as a fund manager to a number of mutual funds. Determining whether the Group controls such mutual funds usually focuses on the assessment of the aggregate economic interests of the Group in the fund (comprising any carried interests and expected management fees) and the virtual lack of investors’ rights to remove the fund manager.

This analysis considers not only the direct and indirect interests held by the Group on the fund but also the composition of the rest of the investors in order to conclude if the Group has power over the fund, in which case it is consolidated.

When the financial interests of the Group in a mutual fund is less than 22%, the Group concludes that it acts as an agent for the investors and, therefore, it does not consolidate such mutual fund. Otherwise, when the interests of the Group in a mutual fund exceeds 37%, the Group concludes that it has control over the fund, and it is consolidated.

When the Group has an interests over 22% but less than 37%, in order to conclude whether the Group controls the mutual fund, other features are taken into account such as the proportion of investors required to vote together and whether other investors are highly dispersed. (please refer to Note 35).

Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related Non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.4. Investments in Joint Ventures

Interests in joint ventures are accounted for under the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (when applicable) of equity-accounted investees, until the date on which significant influence or joint control ceases.

3.5. Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating profits or losses are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Operating segments are reported consistently with the internal reports submitted to:

(i)
Key management personnel, being the CODM since they are the utmost authority in charge of making operating decisions and allocating resources and assessing the performance of the operating segments; and

(ii)
The Board of Directors, responsible for making the Group's strategic decisions.

Operating segment results are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly certain administrative expenses, loss on net monetary position, and income tax expense.

3.6. Foreign currency

Transactions in foreign currency are translated into Argentine Pesos (functional currency of all components of the Group) at the exchange rates at the transaction date.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are recognized in the consolidated statement of income.

3.7. Financial instruments

Initial recognition

The Group initially recognizes loans and advances, deposits, debt securities issued, and subordinated liabilities on the date on which they are originated. All other financial instruments (including regular-way purchases and sales on financial assets) are recognized on the trade date, which is the date on which the Group becomes a party to the contractual provisions of the instrument.

A financial asset or financial liability is measured initially at fair value plus, for items not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. The fair value of a financial instrument on initial recognition is generally its transaction price.

In circumstances where the fair value differs from the transaction price, the Group recognizes the difference as follows:

  ●
If the fair value is evidenced by a quoted price in an active market for an identical asset or liability, or based on a valuation method that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price is recognized as profit or loss.

  ●
In other cases, the difference is deferred as a profit or loss only to the extent that there is a change in any factor (including time) that the market participants would consider when determining the price of the asset or liability.

The Group recognizes purchases of financial instruments with the commitment to resell at a certain price as a loan granted in the line “Reverse repurchase agreements” in the Consolidated statement of financial position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

The underlying assets received for reverse repurchases transactions are considered under Off-Balance Sheet Items. In case the Group sells the security, a related liability is recognized under the caption “Short positions in securities”.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Financial assets

Classification

On initial recognition, the Group classifies financial assets as measured at amortized cost, at fair value through other comprehensive income (FVOCI) or at fair value through profit or loss (FVTPL), based on the objective of the Group’s business model under which the financial assets are held and the characteristics of contractual cash flows of the financial asset.

A financial asset is measured at amortized cost if it meets both of the following conditions:

 The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

 The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

A financial asset is measured at FVOCI only if it meets both of the following conditions:

 The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

 The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.

For a financial asset measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as for financial assets measured at amortized cost:

 Interest revenue using the effective interest method;

 Expected credit losses (“ECL”) and reversals; and

 Foreign exchange gains and losses.

When a financial asset measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

The Group does not apply the option of designating financial assets at fair value.

All other financial assets are classified as measured at FVTPL. Financial assets at fair value through profit or loss include:

  ●
Instruments held for trading;

  ●
Instruments whose contractual terms do not represent cash flows SPPI on principal amount outstanding;

  ●
Derivative financial instruments; and

  ●
Investments in equity instruments

Modifications of financial assets

If the terms of a financial asset are modified, then the Group evaluates whether the cash flows of the modified asset are substantially different.

If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized, and a new financial asset is recognized at fair value plus any eligible transaction costs.

If cash flows are modified when the borrower is in financial difficulties, then the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that would result in forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification takes place. This approach impacts the result of the quantitative evaluation and means that the derecognition criteria are not usually met in such cases.

If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income calculated under the effective interest rate method.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions, where the inflows of the sale are recognized against a financial liability (“Repurchase Transactions”) and the underlying securities are reclassified as “Financial assets pledged as collateral”.

In transactions where the Group neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset, and it retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

The Group writes off a financial asset, in whole or in part, when it has exhausted all practical recovery efforts and has concluded that there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include (i) ceasing enforcement activity, and (ii) situations where the Group’s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovery in full. The Group may write off financial assets which are still subject to enforcement activity.

Financial liabilities

Classification

The Group classifies its financial liabilities, other than derivative financial instruments, guarantees issued and loan commitments as measured at amortized cost. Derivative financial instruments are measured at fair value through profit or loss.

Financial guarantees are contracts pursuant to which the Group is required to make specified payments to reimburse the holder for a loss incurred due to a specified debtor's failure to honor its payment obligations in accordance with the contractual terms of a debt instrument.

The liability arising from financial guarantees issued is initially recognized at fair value. Such liability is subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with principles of IFRS 15.

Modifications of financial liabilities

The Group derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate and the resulting gain or loss is recognized in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and amortized over the remaining term of the modified financial liability by re-computing the effective interest rate on the instrument.

Derecognition of financial liabilities

The Group derecognizes financial liabilities upon settlement; that is, when the financial liability has been settled or paid off, or the contract has expired.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Financial Assets and Financial Liabilities Offsetting

Financial assets and liabilities are offset by reporting the net amount in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

3.8. Impairment of financial assets

Expected Credit Losses

The Group recognizes an “Allowance for credit risks” on the following financial instruments that are not measured at FVTPL, by applying the Expected credit losses (“ECLs”) method:

  ●
loans;
  ●
financial assets that are debt instruments;
  ●
lease receivables;
  ●
financial guarantee contracts issued; and
  ●
loan commitments issued.

The Group measures the ECLs from a financial instrument in a manner that reflects:

  ●
an unbiased probability-weighted amount which is determined by assessing a range of possible outcomes;

  ●
the time value of money; and

  ●
reasonable and supportable information that is available without undue cost or effort on the reporting date, about past events, current conditions and forecasts of future economic conditions.

Measurement of expected credit losses (ECL) - Inputs, assumptions and calculation methods

ECLs are measured over a 12-month period or during the instrument’s lifetime, depending on whether a significant increase in credit risk has occurred since initial recognition or if an asset is deemed credit impaired. ECLs are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss given default (“LGD”), defined as follows:

● PD represents the probability of a debtor's defaulting on a financial liability (as per the foregoing "Definition of default and credit impairment"), whether over the following 12 months or the financial asset remaining life ("Lifetime PD").

● EAD is based on the amounts the Group expects to be overdue at the time of the default, during the subsequent 12 months, or otherwise during the financial asset remaining life ("Lifetime EAD"). For instance, for revolving commitments, the Group includes the current drawn down balance, plus any additional amount expected to be drawn down, up to the current contractual limit at the time of default, if finally occurring.

● LGD represents the Group's expected loss on any given exposure at default. LGD will vary depending on the type of counterparty, nature and aging of the claim and also depending on the availability of collateral or other form of credit enhancement. LGD is stated as a percentage of loss per EAD unit and is calculated over a 12-month base period or throughout the instrument lifetime, where the 12-month LGD is the percentage of loss expected to be incurred, if default occurs within the next 12 months, while lifetime LGD is the percentage of loss expected to be incurred if default occurs during the financial instrument lifetime.

ECLs are determined by forecasting the PD, LGD and EAD for each future month, and for each individual exposure or collective segment. These three components are multiplied and adjusted for the survival probability (i.e., no early payment or no default has occurred on the exposure in a previous month). This formula results in an ECL for each future month, which is then discounted at the reporting date and aggregated. The discount rate used in the ECL calculation is the original effective interest rate or other similar rate.

Lifetime PD is developed by applying a maturity profile to the current 12-month PD. The maturity profile analyzes how defaults occur within a portfolio since initial recognition and throughout the lifetime of the borrowings. The maturity profile is based on observed historical data and is supposed to be the same across all assets within a portfolio and within a credit rating band.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

12-month EAD and Lifetime EAD are determined on the basis of the expected payment profile, which varies according to the type of product:

●
For non-revolving products, EAD is based on contractual payments owed by borrower during a 12-month period or throughout Lifetime.

●
For revolving products, EAD is calculated considering the drawn down balance (used up limit) and adding a "credit conversion factor" to calculate the extent to which borrower's outstanding debt will increase upon default.

12-month LGD and Lifetime LGD are determined on the basis of factors affecting post-default recoveries, with product type and the current days in arrears band remaining constant. LGD is influenced by the entity's collection strategy, including sales and indebtedness cost.

Under the model used for the Commercial Portfolio, the recovery rate is defined on the basis of the collateral/instrument associated with the transaction. In determining the coverage ratio associated with each collateral, recovery ratio schedules have been developed based on collateral quality.

If a customer identified as a "relevant exposure" under the Risk Management Policy is moved to stages 2 or 3, LGD could be calculated individually, relying on information available to the Group at the time of the analysis, which allows it to estimate the expected recovery on such exposure.

The Group includes forward-looking economic information in the calculation of 12-month PD and Lifetime PD.

Grouping of instruments for losses measurement

To assess the ECLs on a collective basis, the Group makes a grouping of exposures based on shared risks characteristics, such that risk exposures within the group are homogeneous.

The Group has identified the following categories of debtors:

●
Consumer portfolio: includes credit cards, consumer loans and mortgages.

●
Commercial portfolio: includes corporate and small and medium size entities (SMEs) customers.

●
Securities portfolio: includes public and private debt securities acquired in the secondary market or through primary bidding.

a. Consumer portfolio

In estimating ECLs of the consumer portfolio, instruments are grouped based on their inherent risk characteristics, and subsequently segmented considering similar credit risk characteristics, which are indicative of debtor's payment ability, according to applicable contractual conditions, in order to determine its PD and LGD parameters on a collective basis. Credit risk characteristics may include the following factors, among others:

● Type of transaction,
● Customer's credit scoring (rating),
● Time in arrears,
● Segment based on financial asset aging and/or purchase or origination terms and conditions.

The Group's Consumer Banking Credit team periodically monitors and reviews that financial instruments are adequately pooled.

b. Commercial portfolio

ECLs are estimated on an individual and on a collective basis. The Group determines the PD and LGD parameters for its Commercial portfolio on a collective basis, considering the customer’s risk rating.

For customers with relevant exposures, the assessment is made on an individual basis.

Each customer is assigned a PD based on that customer's Credit Rating and segment. On the other hand, the LGD parameter is related to the transaction based on the segment and collateral quality.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The correct segmentation of the commercial portfolio financial instruments is monitored and reviewed periodically by the Wholesale Banking Credit Risk team.

c. Securities portfolio

ECLs are estimated on an individual and on a collective basis. The Group determines the LGD parameters for its Securities portfolio on a collective basis. PDs are based on ratings from third party credit rating agencies.

PD is assigned to each instrument, based primarily on that security’s Credit Rating and considering segmentation variables such as denomination currency, payment currency, governing law, and whether the counterparty is in the public or private sector.

Stage classification

The Group classifies financial instruments into three categories based on changes in their credit risk since initial recognition, as summarized below:

● Stage 1: comprises financial assets that have not experienced a significant increase in credit risk;

● Stage 2: includes financial assets for which a significant increase in credit risk has been identified since its initial recognition, but that are not credit-impaired; and,

● Stage 3: comprises financial assets with objective evidence of impairment (default).

The calculation of the allowances for credit risk in each of these three categories is done as follows:

● ECL within a 12-month period: for financial instruments in “Stage 1”, the Group will measure ECLs as the expected credit losses resulting from possible default events within the next 12 months.

● Lifetime ECL: for financial instruments in “Stage 2” and “Stage 3,” the Group measures the ECLs resulting from possible default events over the remaining life of the financial asset.

ECL measurement considers forward-looking information.

Purchased or originated credit-impaired (“POCI”) financial assets are financial assets which are credit impaired at initial recognition. ECLs from these financial instruments are considered “Stage 3” and measured over the assets lifetime.

Financial assets in “Stage 1” and “Stage 2” accrue interest at the effective interest rate on their gross book amount. Financial assets in “Stage 3” accrue interest at the effective interest rate of the carrying amount net of allowance for credit losses as from the time such assets are moved to that stage.

The following chart summarizes impairment criteria for financial assets other than purchased or originated credit-impaired financial assets:

Changes in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase in credit risk since initial recognition)	(credit impaired)

ECLs for the 12 months after the reporting date	ECLs during the financial instrument lifetime

Below is a description of the key judgments and assumptions the Group has relied upon for ECL measurement purposes:

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Significant increase in credit risk

In determining whether a financial instrument has experienced a significant increase in credit risk since initial recognition, the Group performs several analyses depending on the portfolio (consumer, commercial or securities) and the product.

a.
Consumer portfolio

For the most representative products within the consumer portfolio —consumer loans and credit cards— a significant increase in credit risk is deemed to exist if debtor meets one or both of the following conditions:

●
contractual payments are over 30 days past due, based on the historical behavior of the portfolio through the analysis of the changes in transactions that have reached this stage, leading to default situations, and/or

●
an increase of the product expected credit loss exceeding a threshold previously set for the relevant default probabilities.

To establish such thresholds, the Group has implemented a methodology which consists of a statistical analysis of historical information of its consumer loans’ behavior. This methodology is based on a quantitative analysis of the historical variation of the probability of default (PD) of loans since their initial recognition, identifying those combinations of absolute and relative thresholds per product and segment representing a significant increase in the risk, even without considering days past due at the time of observation. Such thresholds have been set in line with the current PD model and the risk segmentation previously defined for these products.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1)In thousands of Argentine Pesos (Note 3.2)

The following table shows the PD threshold at the initial recognition of a transaction and the related minimum increase in bps for such transaction at measurement date to be consider to have experienced a significant increase in its credit risk.

PD Threshold for initial recognition	Minimum increase in PD that is considered significant at the reporting date (in basis points – “bps”)
Product Credit Cards
<= 0.94%	490 bps
> 0.94% and <= 1.82%	814 bps
> 1.82% and <= 5.12%	2284 bps
> 5.12% and <= 6.73%	3002 bps
Product Consumer Loans
<= 1.5%	534 bps
> 1.5% and <= 3%	1068 bps
> 3% and <= 4.5%	1602 bps
> 4.5% and <= 6%	2135 bps
> 5% and <= 7.5%	2669 bps
Product Mortgage Loans
<= 0.1%	280 bps
> 0.1% and <= 3.1%	1143 bps
> 3.1% and <= 6.1%	2249 bps
> 6.1% and <= 9.1%	3356 bps
> 9.1% and <= 12.1%	4462 bps
> 12.1% and <= 15.1%	5568 bps
> 15.1% and <= 18.1%	6674 bps
> 18.1% and <= 21.1%	7781 bps

b.
Commercial portfolio

A significant increase in credit risk is deemed to exist primarily if debtor's contractual payments are over 30 days past due, determined on the basis of the historical behavior of the Group’s portfolio through the analysis of the changes in transactions that have reached this stage, leading to default situations.

For debtors with “investment grade” credit quality according to the group’s credit rating methodology, a significant increase in credit risk exists when credit rating is downgraded two or more notches causing the loss of the investment grade, even though payments are not over 30 days past due.

c.
 Securities portfolio

With regard to the securities portfolio, the significant increase in risk is determined at the issuer level, considering:

●
A decrease in credit rating of any issuer’s instrument of at least two notches, and / or

●
An increase in market perception credit risks evidenced by a significant fall in market prices.

Definition of default and impaired credit

a.
Consumer portfolio

For financial instruments within the consumer portfolio, except for mortgage loans, the Group considers default has occurred when contractual payments are over 90 days past due.

Mortgage loans have associated arrears dynamics which differs from other financial instruments. Consequently, the Group, based on statistical analysis of a transition between tranches of arrears has concluded the higher probability of default occurs over 180 days past due.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

In addition, when Default products are refinanced, the new loan is considered as POCI, and it is assigned to Stage 3, with PD=100% during its entire lifetime, regardless of whether it was in arrears or not.

b.
Commercial portfolio

For financial instruments within the commercial portfolio, the Group considers default has occurred when one or more of the following conditions are met:

● Financial instruments over 90 days past due under their respective contractual terms;
● Escalation of collection proceedings to the Collections department (commencement of recovery efforts); and
● Declaration of suspension of payments.

The aforementioned criteria are consistently applied to all financial instruments and are in line with the definition of default used by the Group for credit risk management purposes. This definition is consistently applied for PD, Exposure at Default (“EAD”) and LGD modelling purposes.

c.
Securities portfolio

For debt securities the Group considers default has occurred whenever a counterparty misses a contractual payment according to the terms stipulated in its prospectus.

Forward-looking information considered in expected credit loss models

The Group’s ECL model incorporates Argentine macroeconomic forward-looking information to determine the default probabilities by performing certain historical regression analyses and identifying the key economic variables affecting credit risk and expected credit losses for each portfolio segment, including:

●
GDP
●
Inflation
●
BADLAR
●
Monetary policy rate
●
US dollar exchange rate
●
Unemployment rate

These economic variables and their associated impact on PD vary according to the segment under analysis. On a monthly basis, the Group's Strategic and Commercial Planning team makes available forecasts of these economic variables ("baseline economic scenario"), which depict the Group’s best estimate of the Argentine economic trends. The impact of these variables on default probabilities has been determined based on econometric regression models calibrated with the Group’s own information. Models are reviewed and recalibrated, at least annually, or more frequently if performance ceases to be in line with the estimated portfolio behavior. The process involves identifying observable quantitative variables, the absolute, relative or modified extent of which could explain customers' credit behavior; calibrating as many regression models as potential combinations of variables exist and, finally, selecting the model with best predictive power, subject to the fulfillment of minimum statistical requirements ensuring robustness, as well as the economic sense of the stated ratios.

The Group's Strategic and Commercial Planning team also develops other potential scenarios, together with their respective probabilities of occurrence. The number of scenarios used, and their attributes are annually established based on an analysis of the main products to ensure that the linearity effect between the future economic scenario and its associated ECLs is achieved. Scenario weightings are determined by a combination of statistical analyses and expert judgment, taking into account the range of possible outcomes best represented by each selected scenario. Like in any other economic forecast, projections and probabilities of occurrence are subject to a high degree of intrinsic uncertainty. As such, actual results may substantially differ from these forecasts.

As of December 31, 2025, ECLs recognized in the financial statements reflected the effects of 3 potential scenarios, appropriately representing nonlinearities. The Group considers that these forecasts represent its best estimate of possible outcomes and has assessed non-linear and asymmetric impacts within the Group’s several portfolios to determine that the chosen scenarios are representative of the range of potential scenarios. Below is a detail of the macroeconomic variables of the scenarios used and their weightings:

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Variable	Scenario	2026	2027
GDP	Baseline	4.02%	4.00%
	Best case	6.10%	6.08%
	Worst case	1.94%	1.92%
Inflation	Baseline	31.09%	18.50%
	Best case	30.49%	16.51%
	Worst case	32.91%	24.62%
BADLAR	Baseline	26.69%	16.00%
	Best case	26.69%	13.56%
	Worst case	26.69%	20.38%
Unemployment rate	Baseline	7.05%	6.77%
	Best case	6.69%	6.43%
	Worst case	7.40%	7.11%
Exchange rate	Baseline	41.80%	27.76%
	Best case	41.80%	25.06%
	Worst case	41.80%	38.57%

YoY variation - Based on historical data and forecasts

	Baseline	Best case	Worst case
Weighting	60%	20%	20%

3.9. Cash and cash equivalents

Cash and cash equivalents include cash on hand and unrestricted deposits held in banks and are measured at amortized cost.

3.10. Financial assets at fair value through profit or loss

Debt securities held for trading are instruments that the Group acquires principally for the purposes of selling in the near term or holds on a portfolio that is managed together for short-term profit or position taking. It also includes instruments whose contractual terms do not give rise to cash flows that are SPPI on the principal amount outstanding.

Derivatives held for trading and for risk management purposes are measured at fair value through profit or loss.

Investment in equity instruments in entities where the Group has no control, joint control or significant influence are measured at fair value through profit or loss.

3.11. Financial assets at amortized cost

Loans and other financing arrangements are initially recognized at fair value plus incremental direct transaction costs, and subsequently at their amortized cost under the effective interest method.

Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortized cost. Such financial assets include most loans and other financing arrangements and some debt securities.

Securities purchased under commitments to resell (“reverse repurchase transactions”) are not recognized on the consolidated statement of financial position and an asset is recorded in respect of the initial consideration paid. Reverse repurchase transactions are measured at amortized cost, where the difference between the purchase and resale price is treated as interest and recognized in net interest income over the life of the agreement.

Securities are sold subject to a commitment to repurchase them at a predetermined price (“repurchase transactions”), they remain on the consolidated statement of financial position included in “Financial assets pledged as collateral” and a liability is recorded in “Repurchase transactions” line for the consideration received.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.12. Leases

At inception of a contract, the Group assesses if the contract is, or contains, a lease. A contract is, or contains a lease if it conveys the right to control the use of an identified asset during a period of time in exchange for consideration.

Group acting as lessee

At commencement or on a modification of a contract that contains a lease component, the Group recognizes an asset for the right-of-use and a lease liability. The right-of-use is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and an estimate of costs to dismantle and remove any improvements made to branches or office premises.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted using the interest rate implied in the lease or, if that cannot be readily determined, the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise the following:

●  fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●  variable lease payments that depend on an index or a rate;

●  amounts the lessee expects to pay under residual value guarantees;

●  the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option; and

●  penalty payments for early termination of the lease, unless the Group is reasonably certain not to terminate early.

The right-of-use asset is subsequently depreciated under the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at amortized cost under the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes it assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. In these cases, the corresponding adjustment is made to the carrying amount of the right-to-use asset.

The Group has elected not to recognize right-to-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Group acting as lessor

When the Group acts as lessor, it determines whether the contract is a finance or an operating lease.

To classify each lease, the Group assesses whether the lease transfers substantially all of the risks and rewards incidental to the ownership of the underlying asset. If so, then the lease is classified as a finance lease. Otherwise, it is classified as an operating lease. As part of the assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

At the commencement date of a finance lease, as a lessor, the Group recognizes assets held under a finance lease in its statement of financial position and presents them as a receivable at an amount equal to the net investment in the lease.

At the commencement date of an operating lease, as a lessor, the Group recognizes lease payments received under an operating lease in the consolidated income statement under the line "Other operating income" on a straight-line basis.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.13. Property and equipment

These assets are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group. Ongoing repairs and maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. Land and works in progress are not depreciated.

Below is a detail of the useful life of each of the items of Property and Equipment:

Item	Useful life (in years)
- Real estate	50
- Furniture and fixtures	10
- Machinery and equipment	Machinery: 5 Equipment: 3
- Vehicles	5
- Miscellaneous assets	5

Property and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, at each year-end or when indicators of impairment exist.

The carrying amount of property and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are recognized in the consolidated statement of income.

3.14. Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit or loss within Operating income or expense, as applicable.

Investment properties are not depreciated. Fair value is based on appraisals carried out by accredited independent appraisers highly experienced in the location and category of the real estate.

Any gain or loss on disposal of investment property, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost of subsequent accounting.

3.15. Intangible assets

Acquired Licenses and software

Licenses and software acquired are measured at cost net of accumulated amortization and accumulated impairment losses, if any. Amortization is calculated based on the straight-line method during the term of the license / software, which does not exceed 5 years.

Internally developed software

Expenditure on internally developed software is recognized as an asset when the Group is able to demonstrate that the product is technically and commercially feasible, its intention and ability to complete the development and use the software in a manner that will generate future economic benefits, and that it can reliably measure the costs to complete the development. The capitalized costs of internally developed software include all costs directly attributable to developing the software. Internally developed software is stated at capitalized costs less accumulated amortization and any accumulated impairment losses. Amortization is determined on a straight-line basis during the estimated useful life, which does not exceed five years.

Costs related to the maintenance of software are recognized as expense when incurred.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.16. Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment properties and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Additionally, non-financial assets with indefinite useful life are tested for impairment on an annual basis.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or cash generating units (CGUs).

The recoverable amount of an asset or CGU is greater than its value in use and its fair value less costs of sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized when the carrying amount of an asset or CGU exceeds its recoverable amount.

3.17. Financial liabilities at fair value through profit or loss

Debt securities received for reverse repurchases transactions are not recognized in the consolidated statement of financial position. However, in case the Group sells those securities, the related liability is recognized under the caption “Short positions in securities”.

Derivatives held for trading and for risk management purposes are measured at fair value through profit or loss.

3.18. Financial liabilities at amortized cost

Loans and other financing arrangements, debt securities issued and subordinated liabilities are the Group’s sources of debt funding. They are initially recognized at fair value plus incremental direct transaction costs, and subsequently at their amortized cost under the effective interest method.

Securities are sold subject to a commitment to repurchase them at a predetermined price (“repurchase transactions”), they remain on the consolidated statement of financial position included in “Financial assets pledged as collateral” and a liability is recorded in “Repurchase transactions” line for the consideration received. The difference between the sale and repurchase price is treated as interest and recognized in net interest income over the life of the agreement.

In case the Group buys back its own debt, such debt is derecognized from the consolidated financial statements and the difference between the book value of the financial liability and the amount paid is recognized as financial income or expense.

Financial guarantees are contracts pursuant to which the Group is required to make specified payments to reimburse the holder for a loss incurred due to a specified debtor's failure to honor its payment obligations in accordance with the contractual terms of a debt instrument.

Financial guarantees issued or commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the ECL and the amount initially recognized less, when appropriate, the recognized cumulative amount of fee income. Other loan commitments issued are measured at the sum of the ECL and the amount of fees received, less the cumulative amount of income recognized.

3.19. Other non-financial liabilities

Employee benefits

Short-term employee benefits are recognized in profit or loss when the employee provides the related service. A liability is recognized for the expected amount to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the personnel and the obligation can be estimated reliably.

Obligations related to contributions to defined contribution plans are recognized in profit or loss as the employee provides the related service and are presented as Social security charges.

Employment termination benefits are recognized when the Group can no longer withdraw the offer related to such benefits.

Taxes payable

Taxes payable includes national, provincial and local taxes and other levies, which are recognized in accordance with IFRIC 21 Levies.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Customer loyalty program

Liabilities for the customer loyalty program are measured at estimated fair value, considering an expected redemption rate determined on the basis of statistics, considering historical information available.

Miscellaneous accounts payable

Miscellaneous accounts payable are recognized when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

3.20. Provisions and Contingencies

The Group recognizes a provision when the Group has a current obligation (legal or constructive) as a result of a past event; it is probable (i.e., more likely than not) that an outflow of resources embodying future economic benefits will be required to settle the obligation; and the amount can be reliably estimated.

The Group is deemed to have a constructive obligation where the entity has assumed certain responsibilities as a consequence of past practices or public policies, and as a result, the entity has created valid expectations in third parties that it will discharge those responsibilities.

The Group recognizes the following provisions:

●
For labor, civil and commercial lawsuits: To assess lawsuits provisions, the existing risks and uncertainties are considered, taking into consideration the opinion of the Group's external and internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

●
For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In assessing this provision, the Group considers the opinion of its legal and other professional advisors, and a provision is recognized for the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

Contingencies (that are not more likely than not) are not recognized.

3.21. Share capital and Inflation adjustment on share capital

Share capital is presented at nominal value and the related inflation adjustment is presented under Inflation adjustment on share capital.

Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.

Treasury shares are deducted from equity. Gains or losses from purchase, sale, issue or cancellation are recognized in equity and do not affect profit or loss.

3.22. Interest income and interest expenses

Interest income and expenses are recognized in respect of all debt instruments using the effective rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments and collections during the expected lifetime of the financial instrument to the gross carrying amount of the financial assets; or the amortized cost of the financial liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability, such as payments received for the preparation and processing of the documents required to complete the transaction, and payments received for the extension of credit facilities expected to be used by the customer.

The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any allowance for credit risks.

The ‘gross carrying amount of a financial asset’ is the amortized cost of a financial asset before adjusting for any allowance for credit risks.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

For financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.23. Fee and commission income / expenses

Fees and commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current, saving accounts, credit cards, securities custody and foreign exchange transactions, are recognized

●
at a point in time (in relation to fees for services, fees for investment funds management, sales commissions), or

●
over the performance obligation period (in relation to annual fee for credit cards, issuance of financial guarantees).

Fees and commissions income on the origination of syndicated loans are recognized in the Consolidated Statement of Income at the point in time when the service is performed, to the extent that the Group does not retain a portion thereof, or such effective rate is maintained under the same conditions as the other participants. Commissions and fees income related to negotiations in third parties’ transactions are not part of the effective rate either, and they are recognized at the point in time when the transactions are executed.

The Bank has a customer loyalty program in place under which customers earn points on their credit and debit card purchases which may be subsequently redeemed for products. This program is a separable performance obligation in the contract with the customer, as a consequence the Bank recognizes the related expenses as a reduction commission income. The customer loyalty program obligation is measured at fair value at the end of each reporting period and is recognized under the caption Other non-financial liabilities.

The Bank estimates the fair value of the points awarded to customers using statistical techniques. The data used for models include assumptions regarding exchange percentages, the combination of products that would be available for exchange in the future and customer preferences.

3.24. Capitalization of borrowing costs

Borrowing costs directly attributable to the construction of an asset that necessarily takes a substantial period of time to get ready for use or sale, such as investment property or property and equipment are capitalized as part of the cost of the asset. Borrowing costs include interest cost and foreign exchange differences as they are deemed financial costs adjustments. Other borrowing costs are recognized as an expense as incurred.

3.25. Income tax

Income tax expense for the year comprises current and deferred tax. Income tax is recognized in the consolidated statement of income, except for items required to be recognized directly in other comprehensive income or directly in equity.

Current income tax

Current income tax includes the income tax payable, and any adjustment to the tax payable related to previous years. The current amount of tax payable is the best estimate of the amount that is expected to be paid that reflects uncertainty related to income taxes, if any. It is measured at the applicable tax rate enacted or substantially enacted at the reporting date. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation.

Current tax assets and liabilities are offset only when it is legally permissible, and it is intended to be settled on a net basis.

Deferred income tax

Deferred income tax recognizes the tax effect of temporary differences between the carrying amount of assets and liabilities and their related tax bases used for tax purposes.

Deferred tax is not recognized for:

●
Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

●
Temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●
Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.

Deferred tax assets are recognized for the tax effect of deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if there is any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale.

Deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to the same taxable entity.

3.26. Assets and liabilities arising from insurance and reinsurance contracts

The Group applies IFRS 17 “Insurance contracts”, since January 1, 2023.

Insurance contracts

An insurance contract is a contract under which the Group (the insurer) has accepted insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered on a contract-by-contract basis. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e., whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.

Separation of components

Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as financial instruments under IFRS 9. The Group has assessed whether its contracts accept significant insurance risk from another party by agreeing to compensate the insurance policyholder if an uncertain future event occurs that adversely affects it.

Aggregation level

Insurance contracts are grouped based on the types of products they include, onerousness of the lines of business and year of underwriting; since they have similar risks, they are managed together and no portfolio of contracts may contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance contracts as onerous or non-onerous based on the expected profitability at the policy or contract level at the time of recognition.

Recognition of insurance and reinsurance contracts

Reinsurance contracts are those held under which it transfers significant insurance risk related to underlying insurance contracts.

IFRS 17 includes three measurement models, reflecting a different degree of policyholder involvement in the investment performance or overall performance of the insurance entity: the General Measurement Model (GMM, also known as the Building Block Approach (BBA)), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA). The Group applies PAA since all its insurance contracts have a remaining coverage liability lower than one year.

Measurement of Insurance and Reinsurance Contracts

Premium Allocation Approach (PAA)

According to contract terms and evaluations, the Group defined to apply the simplified approach (PAA) since the remaining coverage liability of such contracts has a coverage period of one year or less.

Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. The Group assesses the likelihood of changes in the applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Under this model, the remaining coverage liability consists of the premiums as received (understood as written), less the corresponding insurance acquisition, plus or minus the allocation to income of the premiums or expected acquisition cash flows, respectively. The allocation to income is made on a straight-line basis over the period of coverage of the contract, in the event that the accrual of income is also straight-line. The Group has chosen to defer acquisition costs, although there is an option to recognize such costs as they are incurred.

The Group does not adjust the remaining coverage liability for insurance contracts issued for the effect of the time value of money because the insurance premiums expire within the coverage period of the contracts, which is one year or less.

Groups of contracts measured under the simplified model have an incurred claims liability calculated based on the General Model principles. Future cash flows are adjusted for the time value of money, as most insurance contracts issued by the Group measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows in order to reflect the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts.

Discount rate

IFRS 17 requires a measurement of the present value of future cash flows, for which it is necessary to define discount rates that reflect the time value of money. Without precise guidelines, the standard refers to bottom-up and top-down approaches, respectively.

The bottom-up approach is based on a risk-free curve to which an illiquidity premium is added; the top-down approach is based on a measure of return on a linked portfolio of assets, from which the associated credit risk is subtracted.

The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard. Given the economic environment, the Group has taken as a general criterion to apply expected inflation rates as a proxy of expected nominal discount rates.

Risk margin

The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. The Group currently applies percentile method to calculate the risk adjustment, consistent with the general principles of IFRS 17 and market practice.

Reinsurance

In general, the Group values reinsurance contracts under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration of more than one year, but which are not expected to result in a valuation significantly different from that of the General Model. This method also includes the asset for claims incurred.

Insurance service results

Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for providing insurance coverage and other insurance contract services. Insurance service expenses comprise the cost of claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.

Financial income or financial expense related to the insurance operation are included “Net interest income/expense” in the Consolidated statement of income and other comprehensive income.

3.27. Earnings per share

The Group presents basic and diluted Earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the Net income for the year attributable to the holders of ordinary shares of the Bank by weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the Net income for the year attributable to the holders of ordinary shares of the Bank and the weighted average number of ordinary shares outstanding by the effects of all dilutive potential ordinary shares.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

3.28. Accounting standards issued but not yet effective

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted. However, the Group has not early adopted the new and amended accounting standards in preparing these consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the International Accounting Standards Board (IASB) issued Amendments to the classification and Measurement of Financial Instruments which amended IFRS 9 and IFRS 7. The requirements will be effective for annual reporting periods beginning on or after January 1, 2026 with early application permitted, and are related to:

●
settling financial liabilities using electronic payments systems; and

●
assessing contractual cash flow characteristics of financial assets, including those with sustainability-linked features.

The Group is in the process of assessing the impact of the new amendments.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements.

●
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ new profit will not change.

●
Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

●
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as “other”.

Other accounting standards

The following are other new IFRS standards or amendments to existing standards that the entity considers not applicable or not expected to have a significant impact on its financial statements:.

New standard or amendment	Effective from
Annual Improvements to IFRS Accounting Standards — Volume 11	January 1, 2026
Contracts referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
IFRS 19 – Subsidiaries without Public Accountability: Disclosures	January 1, 2027

4. USE OF JUDGEMENTS AND ESTIMATES

For the preparation of these consolidated financial statements, Management applies its professional judgement and makes estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

4.1. Judgements

Information about judgements made in applying accounting policies that have the most significant impact on the amounts recognized in the consolidated financial statements relates to the impairment of financial assets. The measurement of expected credit losses requires the use of complex models and significant assumptions about future economic conditions and credit behavior of a customer or group of customers. See Notes 3.16 and 8.3.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

4.2. Assumptions and estimation uncertainties

The following notes contain information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

●
Note 6.6 – Financial instruments: measurement of fair value of financial instruments with significant unobservable inputs (instruments in Level 2 and 3 hierarchy).
●
Notes 3.8 and 7.6 – Impairment of financial assets: determination of inputs into the ECL measurement model, including key assumptions used in estimating recoverable cash flows and incorporation of forward-looking information.
●
Notes 11 – Investment property: concerning the measurement of fair values.
●
Note 15 – Income tax - recognition of deferred tax asset: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
●
Note 17 – Provisions - recognition and measurement of contingencies particularly the provision for lawsuits: key assumptions about the likelihood and magnitude of an outflow of resources.

4.3. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and in sufficient volumes to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market data and minimizing the use of unobservable inputs. The election of a valuation technique encompasses all factors market participants would take into consideration for the purposes of setting the transaction price.

Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the measurement techniques, as follows:

● Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.
● Level 2: valuation models using observable market data as significant inputs.
● Level 3: valuation models using unobservable market data as significant inputs.

5. CASH AND CASH EQUIVALENTS

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Cash on hand	39,801,580	43,479,987
Financial institutions and correspondents	435,377,528	323,422,064
Other	-	4,679
Total Cash and cash equivalents	475,179,108	366,906,730

6. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

6.1. Debt securities

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Government securities	487,340,911	1,497,764,307
Corporate securities	64,534,265	84,905,718
BCRA bills	4,628	208,052
Total	551,879,804	1,582,878,077

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

6.2. Derivative instruments

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Call options taken	460,477	176,736
Foreign currency forward transactions to be settled in pesos	479,318	6,755
Total	939,795	183,491

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1)In thousands of Argentine Pesos (Note 3.2)

6.3. Other financial assets

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Investment in mutual funds	5,690,674	7,496,178
	5,690,674	7,496,178

6.4. Financial assets pledge as collateral

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
National Treasury Public Securities	118,044,608	243,687,322
Total	118,044,608	243,687,322

6.5. Investment in equity instruments

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Listed shares	13,290,322	17,329,655
Shares in other companies	1,853,190	1,266,760
ADRs (American depositary Receipts)	2,375,925	2,836,281
Total	17,519,437	21,432,696

6.6. Fair value hierarchy of financial assets measured at fair value through profit or loss

Instrument portfolio as of 12/31/2025 (Unaudited)	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Debt securities at fair value through profit or loss	551,879,804	489,412,130	62,467,674	-
Derivative instruments	939,795	667,276	272,519	-
Financial assets pledged as collateral	118,044,608	118,044,608	-	-
Other financial assets	5,690,674	5,690,674	-	-
Investments in equity instruments	17,519,437	15,890,069	1,629,368	-
Total	694,074,318	629,704,757	64,369,561	-

Instrument portfolio as of 12/31/2024 (Audited)	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Debt securities at fair value through profit or loss	1,582,878,077	1,359,142,025	223,736,052	-
Derivative instruments	183,491	-	183,491	-
Financial assets pledged as collateral	243,687,322	243,687,322	-	-
Other financial assets	7,496,178	7,496,178	-	-
Investments in equity instruments	21,432,696	19,623,719	1,808,977	-
Total	1,855,677,764	1,629,949,244	225,728,520	-

The Group monitors the availability of market information to evaluate the classification of financial instruments at the different fair value levels, as well as the resulting determination of inter-level transfers at the end of each reporting period.

The transfers between levels are outlined below:

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

12/31/2025 (Unaudited)
Barragan Debt Security CL9 due date 03/04/26 U$S CG	17,199
Plaza Logistica Debt Security CL10 due date 27/07/26 U$S CG	365,595

These holdings were included in Level 1 as of December 31, 2024. As of December 31, 2025, fair value was calculated using valuation models that use market data as significant inputs.

Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

12/31/2025 (Unaudited)
Title of Debt Province of Cordoba CL 2 due date 24/05/27 $ CG	15,168,282
Capex Debt Security CL.3 U$S due date 27/02/26 C.G.	165,130
Vista Energy Debt Security 18 due date 03/03/27 U$S CG	5,303
Genneia Debt Security CL. 44 due date 08/03/26 U$SCG	6,150
Plaza Logistica Debt Security 12 due date 08/03/26 UVA CG	852,675

As of December 31, 2024, the following transfers between hierarchy levels occurred:

Transfers from Level 1 to Level 2

12/31/2024 (Audited)
Title of Debt Province of Mendoza due date 21/06/25	33,521
Title of Debt Arg. due date 23/05/27	2,317,423

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

7. FINANCIAL ASSETS AT AMORTIZED COST

7.1. Loans and other financing arrangements

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Non-financial public sector	1,936,918	2,928
Loans	1,952,728	2,928
Allowance for loan losses	(15,810)	-
Other financial institutions	148,342,219	55,815,537
Call Granted	-	1,117,946
Other loans to local financial institutions	148,611,742	54,697,591
Allowance for loan losses	(269,523)	-
Non-financial private sector and foreign residents	1,128,387,367	847,500,306
Overdraft facilities	55,036,207	31,860,579
Promissory notes	17,966,499	28,148,929
Mortgage loans	240,299,866	173,623,527
Pledge loans	3,014,551	3,680,248
Consumer loans	164,474,517	86,413,849
Credit cards	334,410,534	251,087,822
Finance leases	2,483,821	1,549,999
Loans to entity's personnel	28,299,253	15,765,919
Unallocated collections	(26,826)	(42,025)
Government securities loans	116,052,511	64,628,030
Financing for MSMEs	49,833,727	97,994,533
Call loans to companies	151,756,786	25,725,910
Other	52,027,149	88,458,639
Allowance for loan losses	(87,241,228)	(21,395,653)
Total	1,278,666,504	903,318,771

7.2. Debt securities

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Government securities	576,102,561	260,017,757
Corporate securities	30,354,119	32,476,818
Allowance for credit risks	(12,254,675)	(19,660,636)
Total	594,202,005	272,833,939

7.3. Reverse repurchase transactions

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Government securities	-	20,055,503
Receivables from securities repo placement transactions	30,549,469	-
Total	30,549,469	20,055,503

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The notional values of securities tied to reverse repurchase transactions follows:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Government securities	-	22,983,982
Total	-	22,983,982

7.4. Financial assets pledge as collateral

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
National Treasury Public Securities	308,941,198	9,465,805
Special guarantee accounts	1,100	32,469,848
Escrow Deposits	41,712,451	11,430,265
Allowance for credit risks	(2,903,840)	-
Total	347,750,909	53,365,918

7.5. Other financial assets

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Receivables from transactions pending settlement	11,920,780	50,219,309
Miscellaneous receivables
Funds to be offset	3,269,603	1,715,480
Mutual fund units	5,690,674	7,496,178
Other	11,508,986	6,044,703
Allowance for credit risks	(500,896)	(833,936)
Total	31,889,147	64,641,734

7.6. Allowance for credit risks

The Group has recognized allowance for loan losses over financial assets at amortized cost as follows:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Debt securities	12,254,675	19,660,636
Loans and other financing arrangements	87,526,561	21,395,653
Other financial assets	500,896	833,936
Financial assets pledge as collateral	2,903,840	-
Subtotal	103,185,972	41,890,225
Provision for ECL on unfunded commitments and financial guarantees (Note 17)	3,543,849	2,199,653
Total Allowance for credit risks	106,729,821	44,089,878

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Maximum exposure to credit risk

Below is a detail of the credit risk exposure of financial instruments in respect of which the Group has recognized expected credit loss allowances. The gross book value of the financial assets included in the table represents the maximum credit risk exposure associated with such assets.

	12/31/2025 (Unaudited)
Consumer Portfolio	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial asset	Total
Days in arrears
Mortgage loans					240,299,866
0	205,834,425	5,970,260	-	-	211,804,685
1 – 30	17,850,935	946,609	-	-	18,797,544
31 – 90	-	4,236,809	-	-	4,236,809
91+	-	1,003,727	-	-	1,003,727
Default	-	-	4,457,101	-	4,457,101
Consumer loans					164,474,517
0	95,177,741	1,777,789	-	5,535,594	102,491,124
1 – 30	11,655,758	4,300,054	-	1,666,292	17,622,104
31 – 90	-	14,714,176	-	1,380,304	16,094,480
Default	-	-	28,266,809	-	28,266,809
Credit cards					334,410,534
0	263,095,114	1,905,055	-	-	265,000,169
1 – 30	9,565,356	5,113,753	-	-	14,679,109
31 – 90	-	21,015,995	-	-	21,015,995
Default	-	-	33,715,261	-	33,715,261
Other					574,720,383
0	566,074,238	6,224,107	5,530	-	572,303,875
1 – 30	1,818,948	54,941	-	-	1,873,889
31 – 90	-	237,948	-	-	237,948
91+	-	98,548	93,525	-	192,073
Default	-	-	112,598	-	112,598
Total financial instruments	1,171,072,515	67,599,771	66,650,824	8,582,190	1,313,905,300
Allowance for loan losses	(14,413,956)	(15,920,271)	(45,370,938)	(2,261,485)	(77,966,650)
Financial instruments, net	1,156,658,559	51,679,500	21,279,886	6,320,705	1,235,938,650

	12/31/2025 (Unaudited)
Commercial Portfolio (*) – Corporates	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial asset	Total
Days in arrears
0	1,337,937,921	20,081,388	310,588	-	1,358,329,897
1 – 30	2,927,366	2,509,920	-	-	5,437,286
31 – 90	-	5,773,767	-	-	5,773,767
91+	-	-	10,235,979	-	10,235,979
Total financial instruments	1,340,865,287	28,365,075	10,546,567	-	1,379,776,929
Allowance for loan losses	(17,442,421)	(2,524,373)	(4,087,043)	-	(24,053,837)
Financial instruments, net	1,323,422,866	25,840,702	6,459,524	-	1,355,723,092
(*) It includes overdraft facilities, promissory notes, mortgage loans, pledge loans, finance leases and other.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	12/31/2025 (Unaudited)
SMEs Portfolio– Total active	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial assets	Total
Days in arrears
0	180,462,960	4,089,984	2,349,518	-	186,902,462
1 – 30	5,762,847	527,975	121,203	-	6,412,025
31 – 90	-	3,856,475	9,830	-	3,866,305
91+	-	-	1,976,417	-	1,976,417
Total financial instruments	186,225,807	8,474,434	4,456,968	-	199,157,209
Allowance for loan losses	(1,091,497)	(651,447)	(2,966,390)	-	(4,709,334)
Financial instruments, net	185,134,310	7,822,987	1,490,578	-	194,447,875

Collateral and other credit enhancements

Collateral is an instrument by which a borrower (a Group’s customer) or a third party agrees to make a payment, upon default of an assumed obligation. The Group accepts collateral as further assurance of payment when a customer applies for a loan or is granted a product that requires a high credit rating, which the customer does not have. The collateral of a transaction is an input of the Group’s Commercial Portfolio ECL.

The group has prepared two LGD tables according to the obligor’s segment and type of collateral.

For the Corporate segment, the Group’s collateral is classified into the following categories:

●
Type 1 or self-liquidating collateral such as cash and other liquid assets. A type of collateral which allows access to funds without the need of intervention from the obligor or otherwise legal recourse. The recovery rate (1-LGD) associated with this type is 100% the EAD discounted at the effective rate of the transaction by an average time to recovery. This definition is in line with BCRA’s Preferred “A” definition of collateral.

●
Type 2 collateral, which primarily gives a right over real assets (such as a mortgage) or other assets from a third party. This definition is mostly in line with BCRA’s Preferred “B” definition of collateral. The LGD associated with this type is 10%.

●
Type 3 collateral, which corresponds to collateral of difficult realization or clean exposures (no collateral whatsoever).  The LGD associated for this type is 45% of EAD.

For the SME Segment, the Group’s collateral is classified into the following categories:

●
Type 1 or self-liquidating collateral such as cash and other liquid assets. A type of collateral which allows access to funds without the need of intervention from the obligor or otherwise legal recourse. The recovery rate (1-LGD) associated with this type is 100% the EAD discounted at the effective rate of the transaction by an average time to recovery. This definition is mostly in line with BCRA’s Preferred “A” definition of collateral.

●
Type 2 collateral, which primarily gives a right over real assets (such as a mortgage) or other assets from a third party. The LGD associated for this type is 10% of EAD.

●
Type 3 collateral, which primarily gives a right over assets from the obligor or a third party but are deemed to be subject to a greater uncertainty in recovery as it depends on the continuity of cashflows from the obligor or the solvency of a third party. The LGD associated for this type is 80% of EAD.

●
Type 4 collateral, which corresponds to collateral of difficult realization or clean exposures (no collateral whatsoever).  The LGD associated for this type is 90% of EAD.

The Group has a dedicated collateral management area, tasked with reviewing legal compliance and the appropriate delivery of collateral, including wording, signatures and powers, as well as collateral registration in internal systems. The main assets admitted by the Group as collateral include real estate, vehicles, sureties, guarantees, liquid funds, stand-by letters of credit, and reciprocal guarantee companies. Depending on the type of collateral, guarantors may be individuals or legal entities (for mortgages, pledges, sureties, guarantees and liquid funds) and top-tier international financial institutions (for stand-by letters of credit).

The Group monitors collateral related to financial assets deemed credit-impaired, since foreclosure of such collateral is more probable to mitigate potential credit losses.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Below is a detail of the book value and fair value of the Group's collateral as of December 31, 2025 (Unaudited):

Impaired credit	Gross exposure	Allowance for loan losses	Book value	Collateral fair value
Overdraft facilities	806,418	688,538	117,880	-
Promissory notes	130,618	104,494	26,124	-
Mortgage loans	4,457,520	4,292,193	165,327	6,002,462
Consumer loans	36,848,999	22,737,716	14,111,283	-
Credit cards	33,715,261	19,510,272	14,204,989	-
Finance leases	7,922	4,726	3,196	50
Call loan rate to companies	6,090,591	3,052,941	3,037,650	-
Other	6,480,764	3,565,475	2,915,289	2,133,600
Total impaired credit	88,538,093	53,956,355	34,581,738	8,136,112

Allowance for credit risk
The allowance for credit risk recognized for the year is affected by several factors, which may be classified into two major groups:

Changes in exposure within each Stage:

●
Due to the origination of new financial instruments, as well as financial instruments derecognized during the year (credit repayment and termination of checking account and card services), resulting in the recognition of increases in or reversals of the allowance during the period/year;
●
Exposure adjustments due to an increase in UVA or in the peso-dollar exchange rate;
●
Impacts due to the time elapsed as a consequence of present value adjustments;
●
Transfers to and from Stages due to changes in the perceived credit risk of the instruments and the ensuing "increase" (or "decrease") in 12-month and Lifetime expected credit losses (“ECL”).

Changes in the calculation methodology and parameters during the year, resulting from the periodical adjustment of inputs and maintenance of models:

●
Impacts on ECL measurement due to changes in models and assumptions
●
Changes in ECLs attributable to the adjustment to the model main parameters:
o
Probability of Default (“PD”)
o
Loss given default (“LGD”)
o
Exposure at default (“EAD” / Credit conversion factor (“CCF”)
●
Adjustments to the macroeconomic projections used in forward-looking models.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The following table shows the changes observed in the allowances for loan losses from December 31, 2024 to December 31, 2025:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Allowance for credit risk as of 12/31/2024 (Audited)	5,059,842	2,382,475	4,932,458	187,413	12,562,188
Inflation adjustment	1,596,317	751,641	1,556,129	59,126	3,963,213
New originated or purchased financial instruments during the year	7,108,791	7,316,195	18,625,681	798,753	33,849,420
Changes in PDs/LGDs/EADs	2,830,537	334,760	4,245,619	1,642,029	9,052,945
Foreign currency differences and other changes	48,976	265,933	879,232	1,097	1,195,238
Inter-stage transfers
From Stage 1 to Stage 2	(14,252)	7,607,667	-	-	7,593,415
From Stage 1 to Stage 3	-	-	20,560,605	-	20,560,605
From Stage 2 to Stage 1	(322,548)	-	-	-	(322,548)
From Stage 3 to Stage 1	(305,963)	-	-	-	(305,963)
From Stage 2 to Stage 3	-	-	2,507,855	-	2,507,855
From Stage 3 to Stage 2	-	(124,321)	-	-	(124,321)
Net amount recognized in profit or loss (Unaudited)	10,941,858	16,151,875	48,375,121	2,501,005	77,969,859
Derecognitions (Unaudited)	(1,587,744)	(2,614,079)	(7,936,641)	(426,933)	(12,565,397)
Allowance for credit risk as of 12/31/2025 (Unaudited)	14,413,956	15,920,271	45,370,938	2,261,485	77,966,650

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Allowance for credit risk as of 12/31/2024 (Audited)	16,038,751	34	4,436,155	-	20,474,940
Inflation adjustment	5,060,027	11	1,399,552	-	6,459,590
New originated or purchased financial instruments during the year	11,017,599	1,401,677	294,703	-	12,713,979
Changes in PDs/LGDs/EADs	(15,213,200)	549,531	(4,038,338)	-	(18,702,007)
Foreign currency differences and other changes	594,667	52,979	12,002	-	659,648
Inter-stage transfers
From Stage 1 to Stage 2	(2,471)	624,764	-	-	622,293
From Stage 1 to Stage 3	-	-	904,707	-	904,707
From Stage 3 to Stage 1	(5)	-	-	-	(5)
From Stage 2 to Stage 3	-	(104,623)	1,078,262	-	973,639
Net amount recognized in profit or loss (Unaudited)	1,456,617	2,524,339	(349,112)	-	3,631,844
Derecognitions (Unaudited)	(52,947)	-	-	-	(52,947)
Allowance for credit risk as of 12/31/2025 (Unaudited)	17,442,421	2,524,373	4,087,043	-	24,053,837

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Allowance for credit risk as of 12/31/2024 (Audited)	391,717	23,552	63,603	-	478,872
Inflation adjustment	123,579	7,430	20,066	-	151,075
New originated or purchased financial instruments during the year	1,088,822	360,425	1,397,704	-	2,846,951
Changes in PDs/LGDs/EADs	(824,450)	119,227	678,730	-	(26,493)
Foreign currency differences and other changes	314,118	16,818	8,845	-	339,781
Inter-stage transfers
From Stage 1 to Stage 2	-	124,229	-	-	124,229
From Stage 1 to Stage 3	-	-	791,097	-	791,097
From Stage 2 to Stage 1	25	-	-	-	25
From Stage 3 to Stage 1	(2,314)	-	-	-	(2,314)
From Stage 2 to Stage 3	-	-	6,345	-	6,345
From Stage 3 to Stage 2	-	(234)	-	-	(234)
Net amount recognized in profit or loss (Unaudited)	699,780	627,895	2,902,787	-	4,230,462
Derecognitions (Unaudited)	-	-	-	-	-
Allowance for credit risk as of 12/31/2025 (Unaudited)	1,091,497	651,447	2,966,390	-	4,709,334

The following table shows the changes observed in the allowances for loan losses under the IFRS approach from December 31, 2023 to December 31, 2024:

	Stage 1	Stage 2	Stage 3	Purchased or originated credit- impaired financial assets	Total
Consumer Portfolio	12-month ECLs	Lifetime ECLs Lifetime ECLs
Allowance for credit risk as of 12/31/2023 (Audited)	3,211,393	1,306,762	1,900,149	86,805	6,505,109
Inflation adjustment	5,988,135	2,436,658	3,543,120	161,861	12,129,774
New originated or purchased financial instruments during the year	2,144,832	896,905	1,362,404	86,108	4,490,249
Changes in PDs/LGDs/EADs	(2,947,807)	(2,396,733)	(1,022,328)	49,544	(6,317,324)
Foreign currency differences and other changes	182,665	701,394	1,359,518	9,460	2,253,037
Inter-stage transfers
From Stage 1 to Stage 2	-	1,433,749	-	-	1,433,749
From Stage 1 to Stage 3	-	-	1,578,550	-	1,578,550
From Stage 2 to Stage 1	(1,140,320)	-	-	-	(1,140,320)
From Stage 3 to Stage 1	(335,676)	-	-	-	(335,676)
From Stage 2 to Stage 3	-	-	320,888	-	320,888
From Stage 3 to Stage 2	-	(231,567)	-	-	(231,567)
Net amount recognized in profit or loss	3,891,829	2,840,406	7,142,152	306,973	14,181,360
Derecognitions	(447,063)	(1,013,052)	(2,553,714)	(147,239)	(4,161,068)
Allowance for credit risk as of 12/31/2024 (Audited)	6,656,159	3,134,116	6,488,587	246,539	16,525,401

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Allowance for credit risk as of 12/31/2023 (Audited)	1,052,202	3	384,234	-	1,436,439
Inflation adjustment	1,961,992	6	716,463	-	2,678,461
New originated or purchased financial instruments during the year	2,394,345	9,020	29,166	-	2,432,531
Changes in PDs/LGDs/EADs	15,859,702	(8,981)	1,189,469	-	17,040,190
Foreign currency differences and other changes	(84,579)	(3)	(3,719)	-	(88,301)
Inter-stage transfers
From Stage 1 to Stage 3	-	-	3,520,094	-	3,520,094
From Stage 2 to Stage 1	(1)	-	-	-	(1)
From Stage 3 to Stage 1	(68,871)	-	-	-	(68,871)
Net amount recognized in profit or loss	20,062,588	42	5,451,473	-	25,514,103
Derecognitions	(16,012)	-	-	-	(16,012)
Allowance for credit risk as of 12/31/2024 (Audited)	21,098,778	45	5,835,707	-	26,934,530

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Allowance for credit risk as of 12/31/2023 (Audited)	185,306	227	41,714	-	227,247
Inflation adjustment	345,531	423	77,782	-	423,736
New originated or purchased financial instruments during the year	1,582,092	23,428	730,074	-	2,335,594
Changes in PDs/LGDs/EADs	(1,567,990)	5,583	(777,188)	-	(2,339,595)
Foreign currency differences and other changes	(29,235)	(697)	(52)		(29,984)
Inter-stage transfers
From Stage 1 to Stage 2	-	2,288	-	-	2,288
From Stage 1 to Stage 3	-	-	7,638	-	7,638
From Stage 2 to Stage 1	(346)	-	-	-	(346)
From Stage 3 to Stage 1	(59)	-	-	-	(59)
From Stage 2 to Stage 3	-	-	3,698	-	3,698
From Stage 3 to Stage 2	-	(270)	-	-	(270)
Net amount recognized in profit or loss	329,993	30,755	41,952	-	402,700
Derecognitions	-	-	-	-	-
Allowance for credit risk as of 12/31/2024 (Audited)	515,299	30,982	83,666	-	629,947

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Allowance for credit risk
Consumer portfolio	77,966,650	16,525,401
Corporate portfolio	24,053,837	26,934,530
SMEs Portfolio	4,709,334	629,947
Total	106,729,821	44,089,878

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Amounts recognized in profit or loss
Consumer portfolio	77,969,859	14,181,360
Corporate portfolio	3,631,844	25,514,103
SMEs Portfolio	4,230,462	402,700
Total	85,832,165	40,098,163

Impairment of financial assets	100,737,141	41,863,388
Reversal of allowances (Note 27)	(11,571,277)	(4,948,699)
Charge for ECL on unfunded commitments and financial guarantees (Note 30)	2,748,249	3,296,963
Foreign currency differences and other changes	(6,081,948)	(113,489)
Total	85,832,165	40,098,163

Exposure to credit risk

The exposure to credit risk, measured under IFRS 9 as of December 31, 2025 and 2024 is as follows:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Balance as of 12/31/2024 (Audited)	1,031,614,084	18,128,837	6,681,846	675,567	1,057,100,334
Inflation adjustment	325,461,457	5,719,423	2,108,040	213,133	333,502,053
New originated or purchased financial instruments during the year	271,215,273	24,769,885	27,398,806	2,764,379	326,148,343
Changes without inter-stage transfers	(498,258,077)	9,097,450	21,071,187	5,350,197	(462,739,243)
Foreign currency differences and other changes	43,124,427	1,222,976	900,953	5,847	45,254,203
Inter-stage transfers
From Stage 1 to Stage 2	-	11,240,754	-	-	11,240,754
From Stage 1 to Stage 3	-	-	15,932,426	-	15,932,426
From Stage 2 to Stage 1	(558,963)	-	-	-	(558,963)
From Stage 3 to Stage 1	62,058	-	-	-	62,058
From Stage 2 to Stage 3	-	-	494,207	-	494,207
From Stage 3 to Stage 2	-	34,525	-	-	34,525
Reimbursement and derecognition	(1,587,744)	(2,614,079)	(7,936,641)	(426,933)	(12,565,397)
Balance as of 12/31/2025 (Unaudited)	1,171,072,515	67,599,771	66,650,824	8,582,190	1,313,905,300

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
Commercial Portfolio - Corporates	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Balance as of 12/31/2024 (Audited)	521,640,387	4,545	10,219,797	-	531,864,729
Inflation adjustment	164,571,076	1,434	3,224,219	-	167,796,729
New originated or purchased financial instruments during the year	1,052,469,958	17,181,770	496	-	1,069,652,224
Changes without inter-stage transfers	(104,392,561)	2,205,835	(4,709,887)	-	(106,896,613)
Foreign currency differences and other changes	(293,423,169)	6,882,789	(499,897)	-	(287,040,277)
Inter-stage transfers
From Stage 1 to Stage 2	-	2,088,702	-	-	2,088,702
From Stage 1 to Stage 3	-	-	2,010,461	-	2,010,461
From Stage 2 to Stage 1	(224)	-	-	-	(224)
From Stage 3 to Stage 1	(180)	-	-	-	(180)
From Stage 2 to Stage 3	-	-	301,378	-	301,378
Reimbursement and derecognitions	-	-	-	-	-
Balance as of 12/31/2025 (Unaudited)	1,340,865,287	28,365,075	10,546,567	-	1,379,776,929

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Balance as of 12/31/2024 (Audited)	70,595,530	1,421,912	105,820	-	72,123,262
Inflation adjustment	22,272,015	448,596	33,385	-	22,753,996
New originated or purchased financial instruments during the year	113,653,460	6,542,216	2,701,981	-	122,897,657
Changes without inter-stage transfers	(3,226,692)	1,004,963	2,061,170	-	(160,559)
Foreign currency differences and other changes	(17,047,391)	(1,018,351)	(3,291)	-	(18,069,033)
Inter-stage transfers
From Stage 1 to Stage 2	-	75,086	-	-	75,086
From Stage 1 to Stage 3	-	-	(438,930)	-	(438,930)
From Stage 2 to Stage 1	(5,113)	-	-	-	(5,113)
From Stage 3 to Stage 1	(16,002)	-	-	-	(16,002)
From Stage 2 to Stage 3	-	-	(3,167)	-	(3,167)
From Stage 3 to Stage 2	-	12	-	-	12
Balance as of 12/31/2025 (Unaudited)	186,225,807	8,474,434	4,456,968	-	199,157,209

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The exposure to credit risk, measured under IFRS 9 as of December 31, 2023 and 2024 is as follows:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Balance as of 12/31/2023 (Audited)	226,361,107	5,218,657	2,251,529	368,999	234,200,292
Inflation adjustment	422,085,037	9,730,987	4,198,321	688,055	436,702,400
New originated or purchased financial instruments during the year	259,352,125	6,226,077	2,319,549	269,045	268,166,796
Changes without inter-stage transfers	359,979,209	(8,577,016)	(2,680,323)	(369,517)	348,352,353
Foreign currency differences and other changes	82,358,740	3,139,487	2,806,810	79,355	88,384,392
Inter-stage transfers
From Stage 1 to Stage 2	-	8,932,078	-	-	8,932,078
From Stage 1 to Stage 3	-	-	1,723,886	-	1,723,886
From Stage 2 to Stage 1	7,169,717	-	-	-	7,169,717
From Stage 3 to Stage 1	216,669	-	-	-	216,669
From Stage 2 to Stage 3	-	-	723,827	-	723,827
From Stage 3 to Stage 2	-	191,042	-	-	191,042
Reimbursement and derecognitions	(447,063)	(1,013,052)	(2,553,714)	(147,239)	(4,161,068)
Balance as of 12/31/2024 (Audited)	1,357,075,541	23,848,260	8,789,885	888,698	1,390,602,384

	Stage 1	Stage 2	Stage 3
Commercial Portfolio - Corporates	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Balance as of 12/31/2023 (Audited)	115,103,820	181	2,359,828	-	117,463,829
Inflation adjustment	214,628,744	338	4,400,262	-	219,029,344
New originated or purchased financial instruments during the year	181,736,016	5,875	4,480,507	-	186,222,398
Changes without inter-stage transfers	165,575,404	(400)	7,010,841	-	172,585,845
Foreign currency differences and other changes	9,027,172	(103)	(1,759,996)	-	7,267,073
Inter-stage transfers
From Stage 1 to Stage 2	-	88	-	-	88
From Stage 1 to Stage 3	-	-	(3,047,426)	-	(3,047,426)
From Stage 2 to Stage 1	(4)	-	-	-	(4)
From Stage 3 to Stage 1	156,323	-	-	-	156,323
Reimbursement and derecognitions	(16,012)	-	-	-	(16,012)
Balance as of 12/31/2024 (Audited)	686,211,463	5,979	13,444,016	-	699,661,458

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Balance as of 12/31/2023 (Audited)	17,717,460	21,611	53,410	-	17,792,481
Inflation adjustment	33,036,924	40,297	99,591	-	33,176,812
New originated or purchased financial instruments during the year	71,622,071	1,726,934	51,497	-	73,400,502
Changes without inter-stage transfers	(14,812,698)	(55,126)	(62,582)	-	(14,930,406)
Foreign currency differences and other changes	(14,709,488)	(2,670)	4,207	-	(14,707,951)
Inter-stage transfers
From Stage 1 to Stage 2	-	139,301	-	-	139,301
From Stage 1 to Stage 3	-	-	(10,649)	-	(10,649)
From Stage 2 to Stage 1	13,407	-	-	-	13,407
From Stage 3 to Stage 1	(133)	-	-	-	(133)
From Stage 2 to Stage 3	-	-	3,731	-	3,731
From Stage 3 to Stage 2	-	160	-	-	160
Balance as of 12/31/2024 (Audited)	92,867,543	1,870,507	139,205	-	94,877,255

7.7 Fair value of financial assets at amortized cost

Instrument portfolio as of 12/31/2025 (Unaudited)	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and cash equivalents	475,179,108	(*)	-	-	-
Loans and other financing arrangements	1,278,666,504	1,260,771,364	-	-	1,260,771,364(1)
Debt securities	594,202,005	585,977,205	578,699,593	7,277,612	-
Reverse repurchase transactions	30,549,469	(*)	-	-	-
Financial assets pledged as collateral	347,750,909	347,530,079	347,530,079	-	-
Other financial assets	31,889,147	(*)	-	-	-
(*) It is considered that the fair value of instruments is similar to their book value.
(1) Determined by applying the income approach, considering market interest rates for mortgages (between 36% and 45% depending on the duration), personal loans (between 68% and 92% depending on the duration), credit cards (69.5%), SME and corporate (40% and 45%).

Instrument portfolio as of 12/31/2024 (Audited)	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and cash equivalents	366,906,730	(*)	-	-	-
Loans and other financing arrangements	903,318,771	900,314,312	-	-	900,314,312(1)
Debt securities	272,833,939	279,722,754	11,711,117	268,011,637	-
Reverse repurchase transactions	20,055,503	(*)	-	-	-
Financial assets pledged as collateral	53,365,918	53,301,361	53,301,361	-	-
Other financial assets	64,641,734	(*)	-	-	-

(*) It is considered that the fair value of instruments is similar to their book value.
(1) Determined by applying the income approach, considering market interest rates for mortgages (between 29% and 33% depending on the duration), personal loans (between 66% and 104% depending on the duration), credit cards (84%), SME and corporate (34% and 44%).

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Valuation Techniques

The techniques used to measure the fair value of financial instruments maximizes the use of observable and available information at the measurement date, in order to obtain the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or was estimated using a different valuation technique.

When measuring the fair value of a specific asset or liability, an entity takes into account the specific characteristics of the asset or liability being measured that a market participant would take into account when pricing the asset or liability at issuance date, including:

 ● The conditions and location of the asset or liability
 ● The principal (or most advantageous) market for the asset or liability
 ● Any restrictions on the sale and use of the asset or liability

Fair value is not adjusted for transaction costs, for such costs are not an intrinsic characteristic of the asset or liability, but are rather specific to each transaction and the means by which it was completed.

As of December 31, 2025, the techniques used to measure the fair value of the securities recognized in the financial statements are summarized below:

 ● Valuation at the market price for identical assets or liabilities observable at the measurement date.
 ● Valuation at the market price of an asset or liability with similar characteristics.
 ● Valuation as per model based on the current value of the asset or liability projected cash flows based on contractual conditions, by reference to implied interest rates or yield curves of assets and liabilities with similar characteristics, observable at the measurement date.

Based on the valuation model inputs, fair values will be classified into the following levels:

 ● Level 1: Fair values correspond to quoted prices (unadjusted) in active markets that the Group can access at the measurement date, considering that such prices provide the most reliable evidence of fair value. Even if the market's normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.

 ● Level 2: Fair values are estimated based on observable inputs other than the quoted market prices considering:

●
Quoted prices for similar assets or liabilities in markets that are or are not active.
●
Inputs other than quoted prices that are observable for the asset or liability, for example:
o
Observable interest rates and yield curves
o
Implied volatilities
o
Credit spreads
o
Market-corroborated inputs

The models currently used by the Group place reliance on the yield curves of benchmark instruments grouped by currency and issuer's quality, which are used to discount the cash flows from the securities that require Level 2 fair value measurement.

The Group currently uses 4 yield curves: one for peso-denominated sovereign securities, one for “CER-linked” sovereign securities (securities indexed up by CPI variation), one for dollar-denominated sovereign securities and one for dollar-linked and dollar-denominated private sector securities. The securities taken as a benchmark proved to have frequent quoted prices in recent months, leading to conclude that they reasonably reflect market participants' expectations.

In addition, the Group has relied on the monetary policy rate to measure Argentine Central Bank bills without a benchmark quoted price at the measurement date (LEFIs).

● Level 3: Fair values measured based significantly on unobservable inputs.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

8. INVESTMENTS IN JOINT VENTURES

“EDIFICIO DEL PLATA TRUST”

The Bank owned a building in Buenos Aires downtown named “Edificio del Plata” (EDP), which was previously classified as “investment property”.

On November 10, 2023, a management trust agreement at cost was created for the development of the refurbishment project of EDP, which consists of the construction of residential units, commercial premises (gastronomic use) and complementary parking lots, being IRSA Inversiones y Representaciones S.A. the Money Trustor and Developer.

On December 28, 2023, the Bank executed the deed transferring ownership of the building as a contribution to the Trust in exchange for a 28.5% share in the proceeds from the sale of the residential units and other premises.

An Executive Committee has been established to manage the Trust, comprised of the Developer, the Bank and two Money Trustors (other than the Developer). Decisions are made unanimously, but in the absence of an agreement, decisions are made by majority of votes, with members being entitled to one vote each, regardless of their respective interests. In case of a tie, the Developer’s vote will count twice.

The transfer price of the building was made at its market value based on the appraisal report dated December 27, 2023 by Newmark, an external appraiser, which was considered as the cost of the Bank share in EDP Trust.

The Bank’s interest in EDP Trust is measured at the 28.5% share of the estimated selling price of the residential and other premises, amounting to 91,683,236 as of December 31, 2025 based on Newmark’s appraisal at that date.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

9. PROPERTY AND EQUIPMENT

						Depreciation
Item	Cost at 01/01/25	Additions (Unaudited)	Disposals (Unaudited)	Transfers (Unaudited)	Reverse impairment losses (Unaudited)	Accumulated at 01/01/25	Disposal (Unaudited)	For the year(Unaudited)	Accumulated at 12/31/25 (Unaudited)	Carrying amount at 12/31/25 (Unaudited)
Real estate	117,872,258	-	(1,005,160)	-	1,895,783	(18,026,443)	141,126	(2,327,994)	(20,213,311)	98,549,570
Furniture and facilities	27,829,002	698,187	(70)	1,511	-	(25,193,857)	70	(824,990)	(26,018,777)	2,509,853
Machinery and equipment	129,173,481	3,441,220	(1,327,685)	(1,511)	-	(124,392,284)	1,308,575	(3,052,981)	(126,136,690)	5,148,815
Vehicles	60,237	48,031	-	-	-	(60,237)	-	(5,057)	(65,294)	42,974
Miscellaneous	4,190,491	27,593	(349)	-	-	(3,882,171)	349	(110,486)	(3,992,308)	225,427
Right of use of leased real estate	21,167,996	1,647,153	(16,258,118)	-	-	(17,634,931)	15,688,167	(1,860,627)	(3,807,391)	2,749,640
Total property and equipment	300,293,465	5,862,184	(18,591,382)	-	1,895,783	(189,189,923)	17,138,287	(8,182,135)	(180,233,771)	109,226,279

						Depreciation
Item	Cost at 01/01/24	Additions	Disposals	Transfers	Impairment losses	Accumulated at 01/01/24	Disposal	For the year	Accumulated at 12/31/24 (Audited)	Carrying amount at 12/31/24 (Audited)
Real estate	117,867,235	-	-	933,742	(928,718)	(15,544,960)	-	(2,481,483)	(18,026,443)	99,845,816
Furniture and facilities	27,393,993	485,531	(50,521)	-	-	(24,216,228)	62,138	(1,039,767)	(25,193,857)	2,635,146
Machinery and equipment	128,185,988	3,469,504	(2,482,012)	-	-	(124,446,049)	3,328,428	(3,274,663)	(124,392,284)	4,781,196
Vehicles	60,237	-	-	-	-	(60,237)	-	-	(60,237)	-
Miscellaneous	4,134,492	56,621	(622)	-	-	(3,774,983)	58	(107,246)	(3,882,171)	308,320
Right of use of leased real estate	21,171,101	2,869,192	(3,525,552)	653,254	-	(17,695,439)	3,068,589	(3,008,081)	(17,634,931)	3,533,064
Right of use of leased personal property	2,490,546	-	-	-	-	(2,490,546)	-	-	(2,490,546)	-
Works in progress	1,586,996	-	-	(1,586,996)	-	-	-	-	-	-
Total property and equipment	302,890,588	6,880,848	(6,058,707)	-	(928,718)	(188,228,442)	6,459,213	(9,911,240)	(191,680,469)	111,103,542

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

10. INTANGIBLE ASSETS

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Balance at the beginning of the period	8,957,327	6,428,701
Additions	2,983,710	4,224,964
Amortization for the period	(1,819,075)	(1,696,338)
Total	10,121,962	8,957,327

11. INVESTMENT PROPERTY

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Balance at the beginning of the period	16,802,236	17,819,635
Additions	-	-
Changes in fair value	102,963	(1,017,399)
Total	16,905,199	16,802,236

The fair value of all investment property is based on appraisals performed by an independent appraiser with accredited professional qualification and expertise in the location and category of the investment property (level 3 fair value). Changes in fair value are recognized in profit or loss.

Investment property appraisal was based on the market approach, i.e., considering market prices per constructed square meter of similar pieces of property and the characteristics inherent to the property being appraised, including aging, condition, maintenance, and construction quality.

Significant input data used, detailed by zone and their interrelation with the fair value as of December 31, 2025 follows:

Main calculation variables, non-observable	Interrelation between main variables and fair value	AMBA (Metropolitan Area of Buenos Aires)	Provinces of Buenos Aires and La Pampa	Rest of the country
Price per square meter (in thousands of pesos)	The higher the price per square meter, the greater the fair value	Between 1.074 and 1.741	Between 1.318 and 1.958	Between 1.844 and 3.926
Aging	The greater the age, the lower the fair value	Between 47 and 65 years	Between 45 and 101 years	Between 35 and 105 years
State of preservation	The better the state of preservation, the higher the fair value	Good	Between regular and good	Between good and very good

The figures included in income/(loss) from Investment Property for the year are as follows :

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Rentals	190,104	177,845
Direct expenses from property management	(14,586)	(8,964)

Net income from investment property as of December 31, 2025 and 2024 amounts to ARS 175,518 and ARS 168,881, respectively, and is recognized in “Other operating income”, “Administrative expenses” and “Other operating expenses” in the consolidated statement of income.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

12. OTHER NON-FINANCIAL ASSETS

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Tax prepayments	2,757,026	3,466,822
Prepaid fees to Directors and Supervisory Committee members (Note 36)	2,618,238	2,494,945
Other prepayments	6,843,708	2,546,995
Other	782,586	790,313
Total	13,001,558	9,299,075

13. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

13.1. Short positions in securities

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Third party securities in pesos	100,500	23,127,387
Third party securities in foreign currency	7,933,507	14,118,187
Total	8,034,007	37,245,574

13.2. Derivative instruments

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Foreign currency forward transactions to be settled in pesos	13,952	52,640
Total	13,952	52,640

13.3. Fair value hierarchy of financial liabilities at fair value through profit or loss

Instrument portfolio as of 12/31/2025 (Unaudited)	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Short positions in securities	8,034,007	8,034,007	-	-
Derivative instruments	13,952	13,952	-	-
Total	8,047,959	8,047,959	-	-

Instrument portfolio as of 12/31/2024 (Audited)	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Short positions in securities	37,245,574	37,245,574	-	-
Derivative instruments	52,640	-	52,640
Total	37,298,214	37,245,574	52,640	-

14. FINANCIAL LIABILITIES AT AMORTIZED COST

14.1. Deposits

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Non-financial public sector	322,317,805	241,870,637
Financial sector	164	215
Non-financial private sector and foreign residents	1,977,761,424	2,072,052,638
Total	2,300,079,393	2,313,923,490

Please refer to Note 39 on the Deposit guarantee system.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

14.2. Other financial liabilities

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Credit card consumptions	87,719,686	93,571,479
Payables from transactions pending settlement	32,803,586	87,405,878
Proceeds from transfers of financial assets not derecognized	2,012,848	14,815,631
Finance leases	2,946,479	3,339,374
Other	15,159,771	10,225,603
Total	140,642,370	209,357,965

Proceeds from transfers of financial assets not derecognized

The Bank has transferred the following financial assets that do not qualify for derecognition.

Issuer	Financial trust	Registered on	Initial trust debt amount		Estimated termination date of the series
			Series	Amount in thousands UVA (*)
BHSA	CHA UVA Series I	Apr-18	A	8,645 UVA	oct-23
			B	5,763 UVA	Apr-28
			CP	4,802 UVA	may-32

(*) UVA (Unit of Purchase Power): Loans that are denominated in “UVA”, which is an amount that is monthly indexed up by the CPI variation.

Finance leases

Real estate	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Up to one year	1,402,628	1,778,628
From one to five years	1,543,851	1,429,049
More than five years	-	131,697
	2,946,479	3,339,374

Amounts recognized in the consolidated statement of income:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Depreciation of rights of use	1,860,627	3,008,081
Interest on lease liabilities	1,935,150	3,083,762
Expenses related to short-term leases	560,264	820,553

14.3. Repurchase transactions

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Government securities	55,525,300	204,016,460
Liabilities from repo borrowing transactions	298,576,935	3,158
Total	354,102,235	204,019,618

The notional values of securities tied to reverse repurchase transactions follows:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Government securities	62,348,643	233,674,548

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

14.4. Debt securities issued

The table below shows the Group's issues of simple, non-convertible debt securities:

Serie	Issued amount	Issue date	Maturity date	Annual interest rate	Book Value
	(in thousands)				12/31/2025	12/31/2024
					(Unaudited)	(Audited)
Banco Hipotecario S.A. (1)
Clase IV	US$78,336	14/10/2020	14/10/2025	9,75%	-	21,512,904
Clase VIII	$45,347,500	24/12/2024	20/12/2025	TAMAR + 2,75%	-	59,946,105
Clase IX	$50,000,000	21/2/2025	21/2/2026	TAMAR + 2,75%	50,225,328	-
Clase X	US$30,782	22/8/2025	22/8/2026	7%	45,444,112	-
Clase XI	$33,784,039	20/11/2025	20/11/2026	TAMAR + 3,5%	33,288,153	-
Clase XII	US$34,408	20/11/2025	20/11/2026	6%	50,364,490	-
BACS Banco de Crédito y Securitización S.A. (2)
Clase XVIII	$20,000,000	22/11/2024	22/11/2025	Badlar + 5,98%	-	27,431,760
CLASE XIX	$30,022,259	14/11/2025	14/11/2026	TAMAR + 4,5%	30,768,689	-
TOTAL					210,090,772	108,890,769

Tamar: Argentine Wholesale Rate (TAMAR), calculated based on time deposits of 1 billion pesos or more, with maturities of 30 to 35 days.
Badlar: Buenos Aires Large-Amount Deposit Rate, Interest rate paid on time deposits of more than one million pesos, as averaged by financial institutions.

(1) The Annual Shareholders’ Meeting held on June 28, 2019 approved the creation of a new Global Negotiable Obligations Program for the issuance of debt securities, non-convertible into shares, secured or unsecured, for up to USD 1,000,000,000 or an equal amount in Pesos, which was amended and extended several times by subsequent Annual Shareholders’ Meetings and Board Resolutions. The current amount authorized to be issued under this program is up to USD 200,000,000 (or its equivalent in other currencies).

(2) On March 26, 2012, BACS’s Annual Shareholders’ Meeting approved the creation of a Global Program for the issuance of simple debt securities, non-convertible into shares, secured or unsecured, secured by third parties, subordinated or unsubordinated, for an aggregate nominal value of up to USD 150,000,000 and the subsequent admission to the public offering of negotiable obligations.

14.5. Fair value hierarchy of financial liabilities at amortized cost

Instrument portfolio as of 12/31/2025 (Unaudited)	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Deposits	2,300,079,393	2,183,527,769	-	2,183,527,769)	-
Repurchase transactions	354,102,235	(*)	-	-	-
Other financial liabilities	140,642,370	138,552,124)	-	138,552,124	-
Financing received from BCRA	1,481,019	(*)	-	-	-
Debt securities issued	210,090,772	211,647,034	-	211,647,034	-
(*) It is considered that the fair value of instruments is similar to their book value.

Instrument portfolio as of 12/31/2024 (Audited)	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Deposits	2,313,923,490	2,158,728,393	-	2,158,728,393	-
Repurchase transactions	204,019,618	(*)	-	-	-
Other financial liabilities	209,357,965	210,080,387	-	210,080,387	-
Financing received from BCRA	3,539,408	(*)	-	-	-
Debt securities issued	108,890,769	109,057,879	-	109,057,879	-
(*) It is considered that the fair value of instruments is similar to their book value.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

15. INCOME TAX

Income tax rate

In accordance with Law No. 27630, as from January 31, 2024, the income tax rate is a progressive rate ranging from 25% to 35%, which is determined based on the net taxable income according to the table established by this law, the amounts of which are adjusted annually, considering the variation in the CPI.

As of December 31, 2025, the rate applicable to the Bank for the measurement of the current tax is 35% (35% as of December 31, 2024), while deferred tax balances were measured by applying the rate expected to be effective when temporary differences reverse. Additionally, the rate applicable to dividends on profits is 7%.

Tax inflation adjustment

Law 27430, as amended, provides that, as from fiscal years beginning on or after January 1, 2018, the inflation adjustment calculated based on the procedure described in the Income Tax Law shall be deducted or included in the taxable income/loss, to the extent that the CPI at a general level accumulated over the 36 months prior to the end of the year that is calculated exceeds 100%, a situation that took place as from December 31, 2019.

Based on the transition methodology provided for by the tax regulations, the tax inflation adjustment, either benefit or loss, is recognized in six annual installments in taxable income/loss as from the year corresponding to the calculation. As from the year beginning January 1, 2021, the effect of tax inflation adjustment is recognized in taxable income/loss for the same fiscal year.

15.1. Income tax expense

	12/31/2025(Unaudited)	12/31/2024(Audited)
Current income tax – Expense	(11,009,514)	(81,690,698)
Deferred Income tax – Benefit	25,645,529	9,698,570
Excess Provision for Income Tax in the previous year	23,498,736	-
Total	38,134,751	(71,992,128)

15.2. Current tax

	12/31/2025(Unaudited)	12/31/2024(Audited)
Income tax credit	156	-
Income tax prepayments	23,250,204	-
Net current income tax assets	23,250,360	-

	12/31/2025(Unaudited)	12/31/2024(Audited)
Income tax credit	-	433,982
Income tax provision	(4,415,260)	(86,331,716)
Income tax prepayments	-	1,838,299
Net current income tax liabilities	(4,415,260)	(84,059,435)

15.3 Deferred income tax

	12/31/2025(Unaudited)	12/31/2024(Audited)
Deferred income tax assets	4,424,811	1,462,926
Deferred income tax liabilities	-	(22,683,644)
Net deferred income tax liabilities	4,424,811	(21,220,718)

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The table below shows the changes in deferred income tax assets and liabilities:

Deferred tax assets / (liabilities)	Balance as of 12/31/2024 (Audited)	Changes recognized in profit or loss (Unaudited)	Balance as of 12/31/2025 (Unaudited)
Allowance for loan losses	7,745,687	21,223,633	28,969,320
Property and equipment and Investment property	(44,068,986)	528,246	(43,540,740)
Foreign-currency assets and liabilities valuation	(285,250)	(370,116)	(655,366)
Provisions	14,826,082	(9,733,207)	5,092,875
Valuation of financial instruments	13,053,543	(10,896,103)	2,157,440
Investment in joint venture	(13,781,956)	(2,943,644)	(16,725,600)
Tax inflation adjustment	292,784	(254,576)	38,208
Tax losses carryforward	1,193,966	27,916,214	29,110,180
Other	(196,588)	175,082	(21,506)
Total deferred income tax liabilities, net	(21,220,718)	25,645,529	4,424,811

Deferred tax assets / (liabilities)	Balance as of 12/31/2023 (Audited)	Changes recognized in profit or loss	Balance as of 12/31/2024 (Audited)
Allowance for loan losses	2,056,181	5,689,506	7,745,687
Property and equipment and Investment property	(45,842,804)	1,773,818	(44,068,986)
Foreign-currency assets and liabilities valuation	(338,702)	53,452	(285,250)
Provisions	3,309,771	11,516,311	14,826,082
Valuation of financial instruments	8,615,268	4,438,275	13,053,543
Investment in joint venture	-	(13,781,956)	(13,781,956)
Tax inflation adjustment	1,719,537	(1,426,753)	292,784
Tax losses carryforward	202,121	991,845	1,193,966
Other	(640,660)	444,072	(196,588)
Total deferred income tax liabilities, net	(30,919,288)	9,698,570	(21,220,718)

Information about the tax loss carryforward recognized follows:

Originated in	Balance as of 12/31/2025 (Unaudited)	Expiry date
2022	73,067	2027
2025	29,037,113	2030
Total	29,110,180

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The table below shows a reconciliation of the income tax liability recognized in profit or loss as of December 31, 2025 and 2024 and the income tax liability resulting from applying the effective tax rate to taxable income:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
(Loss) Income for the year before income tax	(12,126,886)	177,276,820
Income tax rate	35%	35%
Tax using the income tax rate	4,244,410	(62,046,887)
Permanent differences at the tax rate:
- Non-deductible expenses	288,688	(8,276,213)
- Tax exempt income	3,992,224	4,042,514
Excess Provision for Income Tax in the previous year	23,498,736	-
Effect of different methodologies for determined net income adjusted per inflation as per accounting and tax purposes	6,110,693	(5,711,542)
Total income tax (benefit) expense for the year	38,134,751	(71,992,128)

15.4. Uncertainty over income tax treatments

The Entity has adjusted for inflation the accumulated tax losses from previous fiscal periods for the purpose of their deduction in the income tax return for the fiscal year 2024.

The position of the Entity is mainly based on the jurisprudence arising from the ruling of the Supreme Court of Justice of the Nation, Candy, dated July 3, 2009, in the arguments presented by the Attorney General of the Nation in her report regarding the Telefónica de Argentina S.A. case and another c/EN-AFIP-DGI s/DGI - complaint appeal dated June 9, 2020.

BACS Banco de Crédito y Securitización S.A. (BACS) has adjusted for inflation the accumulated tax losses for the fiscal years 2021 to 2022 for the purpose of their deduction in the income tax return for the fiscal year 2023, in accordance with Article 25 of the Income Tax Law. It is worth mentioning that, as of December 31, 2025, BACS has almost entirely absorbed the remaining tax losses, which were adjusted for inflation based on the variation of the CPI for the purpose of their computation in the income tax return for the fiscal years 2023 and 2024.

Based on the guidelines of IFRIC 23 “Uncertainty over Income Tax Treatments” and in accordance with the opinions of the Group's legal and tax advisors, Management has concluded that it is more likely than not that the Tax Authorities will accept the tax treatment and, therefore, the taxable profit (tax loss) is recognized consistently with the tax treatment used in the income tax returns.

16. OTHER NON-FINANCIAL LIABILITIES

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Employee benefits
Salaries and social security contributions payable	25,555,645	41,706,961
Personnel expenses	2,200,000	4,766,989
Termination benefits payable	9,847,482	29,473,626
Directors’ and Supervisory Committee members’ fees (Note 27)	10,347,290	12,094,499
Taxes payable
Other taxes payable	11,104,490	7,806,936
Tax withholdings and collections payable	10,779,428	9,586,345
Customers’ loyalty programs	1,014,590	750,058
Dividends payable	24,832,052	215,193
Miscellaneous payables	9,696,142	13,575,806
Total other non-financial liabilities	105,377,119	119,976,413

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

17. PROVISIONS AND CONTINGENCIES

Changes in provisions as of December 31, 2025 are as follows:

Provisions	Balances as of 12/31/2024	Increases	Decreases (Unaudited)		Monetary gain (loss) from provisions (Unaudited)	Balances as of 12/31/2025
	(Audited)	(Unaudited)	Reversals	Uses		(Unaudited)
Provision for lawsuits	5,422,467	1,334,386	-	(3,790,793)	(1,300,446)	1,665,614
Provision for ECL on unfunded commitments and financial guarantees	2,199,653	2,313,034	(441,308)	-	(527,530)	3,543,849
Others	5,210,480	-	(1,500,000)	(2,423,781)	(1,249,606)	37,093
Total	12,832,605	3,647,420	(1,941,308)	(6,214,574)	(3,077,587)	5,246,556

Provisions	Balances as of 12/31/2023	Increases	Decreases		Monetary gain (loss) from provisions	Balances as of 12/31/2024
	(Audited)		Reversals	Uses		(Audited)
Provision for lawsuits	6,954,844	3,436,430	-	(1,207,720)	(3,761,087)	5,422,467
Provision for ECL on unfunded commitments and financial guarantees	1,550,631	2,854,014	(1,366,430)	-	(838,562)	2,199,653
Others	82,799	5,980,743	-	(808,283)	(44,774)	5,210,485
Total	8,588,274	12,271,187	(1,366,430)	(2,016,003)	(4,644,423)	12,832,605

A summary of contingent liabilities arising from legal proceedings, regulatory and other matters against Group consist of Legal claims (labour) $ 1,705,469, and Other $ 68,022.

18. SHARE CAPITAL

Banco Hipotecario S.A. has a share capital of 1,500,000, fully subscribed and paid-in, represented by 1,500,000,000 ordinary shares, with a nominal value of AR$ 1 each, split into the following classes:

Class	Shares	Nominal Value	Share Capital

A	664,260,465	1	664,260,465
C	75,000,000	1	75,000,000
D	760,739,535	1	760,739,535
	1,500,000,000		1,500,000,000

●
Class A shares: Entitled to one vote per share. These shares were held by the Argentine Government as part of the privatization process and were subsequently transferred to the Trust Fund to support the Regional Infrastructure Federal Fund;

●
Class C shares: Entitled to one vote per share. These shares may not exceed 5 % of the Bank's share capital and they are freely transferable. While Class C shares exceed 3 % of the Bank's share capital, holders of Class C shares are entitled to elect one member of the Bank's Board of Directors; and

●
Class D shares: While Class A shares exceed 42 % of the Bank’s share capital. Class D shares are entitled to 3 votes per share. No individual or legal entity belonging to the same economic group may own more than five per cent (5%) of the Bank's share capital. When Class D shares exceed 25 % of the Bank's share capital, holders of Class D shares, are entitled to elect the majority of the members of the Bank's Board of Directors.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Employee Share Ownership Plan

Law No. 24855, whereby Banco Hipotecario Nacional was declared “subject to privatization” and transformed into a corporation ("sociedad anónima"), provided for the creation of the “Employee Share Ownership Plan ("PPP"). The PPP is a mechanism envisaged by Law No. 23696 to allow employees of an entity subject to privatization to acquire shares of the privatized entity.

The Bank's PPP was implemented by Executive Decree No. 2127/2012, pursuant to which the individuals included in the Bank's payroll as of September 27, 1997 became entitled to participate in the PPP, by entering into a “General Transfer Agreement” between the employee, the Government and the Trustee (Banco de la Nación Argentina). All 57,009,279 Class “B” shares were assigned to the PPP.

The payment of the shares to the Government was made by offsetting contributions to the Adjustable Supplementary Pension Fund, capitalizing the dividends from the awarded shares, and out of half the proceeds from the profit-sharing bonus.

The Bank's bylaws provided for the payment of a profit-sharing bonus in respect of profits for fiscal year 2012 through fiscal year 2022 included. The profit-sharing bonus was calculated as 0.50% of the Bank's profits for the year, determined at the date of the Annual Shareholder's Meeting at which the financial statements are approved.

On February 22, 2023, Banco de la Nación Argentina reported the settlement of the total balance of the liability with the National Government related to the aforementioned Program, as well as the removal of the pledge on 57,009,279 Class "B" Shares.

The Special Class "B" Shareholders Meeting of the PPP held on December 1, 2022 approved the necessary steps to the conversion of the 57,009,279 Class B ordinary shares, with 1 vote per share and nominal value of AR$ 1 into Class D ordinary shares, with 3 votes per share and a nominal value of AR$ 1. Banco de la Nación Argentina delivered these shares to each of the PPP beneficiaries.

Treasury shares

On November 22, 2017 (the "grant date"), the Board of Directors implemented the Employee Compensation Program, as approved at the shareholders' meetings held on April 24, 2013, April 24, 2014, and June 4, 2017.

Employees of the Bank, BACS, BHN Sociedad de Inversión S.A., BHN Vida S.A., BHN Seguros Generales S.A. and BH Valores S.A. (merged into the Bank in 2019) became entitled to a number of shares, pursuant to the program conditions at the grant date.

The benefit was calculated considering the fair value of the Bank's shares at the grant date.

If the beneficiary meets the program conditions at the termination of his/her employment relationship, then the beneficiary receives the related Class "D" shares, and the amount of these shares is reclassified from "treasury shares" to "outstanding shares," in both cases under the caption Share capital.

Dividends from deliverable shares are made available to beneficiaries as soon as the payment of such dividends is approved at the Shareholders' Meeting.

19. RESERVES

Legal reserve

According to the regulations set forth by BCRA, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve.

Voluntary reserve

BCRA establishes the general procedure for financial institutions to distribute profits without affecting their liquidity and solvency, which includes a specific methodology for calculating the distributable amount.

On the other hand, CNV requires that the Shareholders' Meeting considering the annual Financial Statements to resolve the allocation of any positive accumulated results of the Entity. Due to the abovementioned BCRA regulation, in the Shareholders’ Meeting a voluntary reserve for future distribution of earnings is constituted.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

20. RETAINED EARNINGS

Distribution of Retained earnings

On March 27, 2024, the Shareholders' Meeting approved the distribution of retained earnings as of December 31, 2023, to Legal reserve, Voluntary reserve and cash dividends. On May 3, 2024, the BCRA authorized the distribution of dividends for a nominal amount of 26,500,000 (expressed in unit current at December 31,2023, 75,913,332 in unit current at December 31, 2025). The dividends were paid in 3 consecutive monthly installments in May, June and July 2024, whose amounts were determined by applying specific BCRA guidance, resulting in an actual payment of 55,151,453 (in unit current at December 31, 2024, 72,551,053 in unit current at December 31, 2025).

On March 31, 2025, the Shareholders' Meeting approved the distribution of retained earnings as of December 31, 2024, to Legal reserve, Voluntary reserve and cash dividends. On June 17, 2025, the BCRA authorized the distribution of dividends for a nominal amount of 62,000,000 (expressed in unit current at December 31, 2024, 81,560,230 in unit current at December 31, 2025). The dividends were paid in 10 consecutive monthly installments starting on June 30, 2025, whose amounts were determined by applying specific BCRA guidance.

On March 30, 2026, the Shareholders' Meeting approved the distribution of retained earnings as of December 31, 2025, to Legal reserve, Voluntary reserve and cash dividends. On June 4, 2026, the BCRA authorized the distribution of dividends for a nominal amount of 12,000,000 (expressed in unit current at December 31, 2025). The dividends will be paid in 3 equals, consecutive monthly installments starting on June, 2025.

Restrictions on the distribution of profits

For statutory purposes, the Bank prepares financial statements in accordance with BCRA accounting standards. Dividend distributions are determined by the Shareholders based on these statutory financial statements.

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year's profits from its statutory financial statements to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with positive accumulated results from the statutory financial statements shall specifically provide for the allocation of those results.

Specifically, the mechanism to be followed by financial institutions to assess distributable amounts is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided certain conditions are not met, such as the registration for financial assistance for lack of liquidity granted by that entity, deficiencies in capital or minimum cash contributions and the existence of a certain type of penalty set forth by various regulators and weighted as significant and/or failure to implement corrective measures, among other conditions.

On September 20, 2017, BCRA issued Communication "A" 6327, which establishes that financial entities will not be able to make profit distributions with the profit that is originated by the first application of the BCRA accounting standards based on IFRS, and must constitute a special reserve that can only be used for capitalization or to absorb eventual negative balances of the item "Retained earnings".

The Bank shall verify that, after the proposed distribution of profits there is a capital margin over risk-weighted assets, in addition to the minimum capital requirements set forth under applicable regulations, paid out of level 1 ordinary capital, net of deductible items.

In addition, the technical ratio of minimum capital requirements shall be met to distribute profits. The technical ratio shall be assessed excluding the aforementioned items from assets and unappropriated retained earnings/losses. Any existing deductible item regarding minimum capital requirements, payment and/or position shall not be computed.

As from January 2016, the BCRA provided for a capital maintenance margin in addition to the minimum capital requirement equivalent to 2.5% of risk-weighted asset. Said margin shall be fully paid in out of level 1 ordinary capital, net of deductible items. The distribution of profits shall be limited when the level and composition of the Entity's Regulatory Capital (Responsabilidad Patrimonial Computable) is within the capital maintenance margin range.

At present, financial institutions shall secure the BCRA’s previous consent to distribute profits.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Communication “A” 7427 provided that, from January 1, 2022 to December 31, 2022, financial institutions may only distribute profits for up to 20 % of the amount that would have otherwise been distributed if the rules on “Distribution of profits” had been applied. Besides, as from January 1, 2022, financial institutions that have secured the BCRA's previous consent will be required to make such distribution in 12 equal, monthly and consecutive installments.

On March 9, 2023, Communication "A" 7719 was issued, allowing from that date to December 31, 2023 the distribution of profits, with the prior authorization of the BCRA, in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have been distributed if the provisions of section 6 on "Distribution of Profits" had been applied.

On March 21, 2024, through Communication “A” 7984, allowed the distribution of up to 60% of the amount that would have corresponded to applying the provisions of section 6 of the regulations until December 31, 2024. Through Communication “A” 7997 of April 30, 2024, it was established that the distribution be made in 3 equal, monthly and consecutive installments.

Through Communication “A” 8214 dated March 13, 2025, the Central Bank established that, until December 31, 2025, financial institutions can distribute profits in ten equal, monthly, and consecutive installments (commencing on June 30, 2025, and no earlier than the penultimate business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with the information provided in the Informative Regime, Business Plan and Projections, and Capital Self-Assessment Report.

Through Communication “A” 8410 dated March 19, 2026, the Central Bank established that, until December 31, 2026, financial institutions can distribute profits in three equal, monthly, and consecutive installments (commencing on May 6, 2026, and no earlier than the three business day of the subsequent months), for up to 60% of the amount that would have been due in accordance with said regulations. Such distribution of results must be consistent with the objectives of monetary stability and with the information provided in the Informative Regime, Business Plan and Projections, and Capital Self-Assessment Report.

21. INTEREST INCOME

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Interest on cash and bank deposits	642,004	162,120	763,283
Interest on loans to the financial sector	19,234,119	546,745	858,213
Interest on overdraft facilities	20,240,926	13,685,000	14,119,053
Interest on promissory notes	40,674,992	28,588,973	31,195,010
Interest on mortgage loans	17,058,212	9,634,346	11,106,809
Interest on consumer loans	87,224,178	26,951,811	33,789,490
Interest on pledge loans	1,168,068	186,936	54,861
Interest on credit card loans	97,816,847	61,191,972	87,636,322
Interest on finance leases	1,232,268	962,109	4,977,566
Interest on other loans	49,792,486	30,196,690	35,013,070
Interest on government and corporate securities	316,059,227	17,521,056	95,083,970
Indexation clauses based on the variation of CPI	79,963,393	259,334,831	119,716,815
Interest on reverse repurchase transactions	7,776,276	875,424,117	1,346,475,618
Other	740,180	2,522	39,952
Total	739,623,176	1,324,389,228	1,780,830,032

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

22. INTEREST EXPENSE

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Interest on checking accounts deposits	(242,504,097)	(723,584,123)	(1,174,558,140)
Interest on savings account deposits	(464,810)	(311,053)	(509,902)
Interest on time deposits	(328,500,973)	(508,014,125)	(726,036,956)
Interest on inter-financial loans received	(9,357,269)	(261,741)	(123,448)
Interest on debt securities	(50,651,764)	(14,832,752)	(15,817,690)
Indexation clauses based on the variation of CPI	(1,490,678)	(22,033,313)	(16,591,736)
Other	(118,065,438)	(5,474,907)	(1,550,335)
Total	(751,035,029)	(1,274,512,014)	(1,935,188,207)

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

23. FEE AND COMMISSION INCOME

Fee and commission income	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Credit card commissions	35,393,775	35,348,267	54,645,182
Linked to lending transactions	33,297,111	25,310,082	25,559,465
Linked to borrowing transactions	247,648	367,552	477,815
Other commissions	5,019,693	4,927,854	3,937,896
Total	73,958,227	65,953,755	84,620,358

24. FEE AND COMMISSION EXPENSE

Fee and commission expense	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Linked to loans	(382,536)	(491,613)	(789,810)
Linked to securities	(3,339,468)	(2,209,687)	(2,258,370)
Other	(1,029,545)	(610,120)	(644,055)
Total	(4,751,549)	(3,311,420)	(3,692,235)

25. GAINS ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Income from government securities	254,515,722	795,491,272	930,996,076
income from financial trusts	986,082	227,705	1,465,514
Income from other corporate securities	21,205,554	39,109,511	75,307,779
Loss (income) from other securities	362,507	2,380,441	(563,593)
Total	277,069,865	837,208,929	1,007,205,776

26. FOREIGN CURRENCY EXCHANGE RATE DIFFERENCES

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Dollar denominated net transactions	(19,245,399)	(16,180,859)	(36,990,593)
Derivative instruments	206,875	(6,958,228)	(35,387,614)
Euro denominated net transactions	397,800	215,272	1,888,356
Total	(18,640,724)	(22,923,815)	(70,489,851)

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

27. OTHER OPERATING INCOME

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Loan servicing	16,209,234	14,571,814	14,011,543
Commissions from borrowing transactions	4,373,885	4,675,965	5,769,267
Fee from fiduciary services	10,634,271	10,887,538	19,351,849
Penalty interest	4,517,532	1,188,100	1,430,003
Loans recovered	2,673,688	920,511	3,167,420
Reversal of allowances	11,571,277	4,948,699	1,937,266
Rentals	1,424,463	1,331,910	396,383
Increase in fair value of Investment property	102,963	-	2,519,762
Income from sale of property and equipment and other non-financial assets	-	-	3,891,629
Reversal of impairment of property and equipment	1,895,784	-	-
Reversal of devaluation of the EDP trust	10,204,039	-	-
Interest from miscellaneous receivables	3,764,836	2,281,189	2,456,007
Other income	222,741	1,853,074	3,206,322
Total	67,594,713	42,658,800	58,137,451

28. EMPLOYEE BENEFITS

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Salaries and social security contributions payable	(105,889,548)	(121,758,488)	(127,956,980)
Severance payments and bonuses	(20,217,178)	(83,761,629)	(62,435,428)
Personnel expenses	(11,860,572)	(11,318,731)	(8,647,255)
Total	(137,967,298)	(216,838,848)	(199,039,663)

29. ADMINISTRATIVE EXPENSES

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Fees and compensation for services	(20,896,261)	(20,487,760)	(29,616,971)
Directors’ and Supervisory Committee’s members’ fees	(8,796,333)	(10,428,351)	(9,268,582)
Advertising, promotion and research expenses	(2,838,489)	(4,004,685)	(4,719,641)
Taxes and duties	(8,573,896)	(9,567,376)	(8,873,910)
Maintenance and repairs	(6,025,204)	(6,771,223)	(6,469,983)
Electricity, gas and telephone services	(4,692,611)	(4,955,331)	(5,502,533)
Insurance	(1,013,695)	(1,440,459)	(1,262,566)
Representation and mobility expenses	(1,671,733)	(1,614,186)	(1,608,292)
Office supplies	(130,899)	(269,303)	(237,118)
Rentals	(563,570)	(793,945)	(484,649)
Security services	(4,920,786)	(5,414,071)	(4,994,315)
Security transport	(1,962,518)	(2,210,033)	(2,663,552)
Miscellaneous	(1,270,876)	(1,545,636)	(1,295,331)
Total	(63,356,871)	(69,502,359)	(76,997,443)

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

30. OTHER OPERATING EXPENSES

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Turnover tax	(39,653,623)	(77,314,998)	(101,238,373)
Loan servicing	(35,482,777)	(32,218,050)	(31,442,924)
Deposit services	(8,266,006)	(11,136,258)	(9,769,406)
Other taxes	(6,864,031)	(6,864,031)	(7,938,977)
Debit and credit card rebates	(3,751,059)	(3,751,059)	(2,156,851)
Loan rebates	(1,109,787)	(1,109,787)	(1,697,384)
Contribution to the deposit insurance fund	(4,428,393)	(4,338,708)	(4,137,428)
Interest on finance leases	(1,730,997)	(2,881,660)	(2,666,001)
Other provisions (1)	(8,256,341)	(28,987,609)	(19,638,700)
Donations	(1,982,137)	(652,052)	(782,118)
Result from measurement at fair value of non-current assets held for sale	-	-	(29,155,942)
Reduction of fair value of Investment property	-	(1,017,399)	-
Impairment of investments in Joint ventures	-	(10,204,039)	-
Other expenses	(16,373,899)	(8,695,659)	(4,703,597)
Total	(127,899,050)	(189,171,309)	(215,327,701)

(1) It includes the charge for ECL on unfunded commitments and financial guaranties amounting to 2,748,249, 1,120,903 for other provisions and 4,387,189 for termination benefits payable as of December 31, 2025. As of December 31, 2024, it includes the charge for ECL on unfunded commitments and financial guaranties amounting to 3,296,963, 11,160,779 for other provisions and 14,529,867 for termination benefits payable.

31. INSURANCE SERVICE RESULT

	12/31/2025 (Unaudited)	12/31/2024 (Audited)	12/31/2023 (Audited)
Insurance revenue
Life	30,850,170	26,608,580	38,360,327
General insurance	34,722,071	33,394,844	38,867,209
Total insurance revenue	65,572,241	60,003,424	77,227,536

Insurance service expenses
Claims and benefits	(6,542,730)	(4,982,870)	(4,894,263)
Commissions	(2,776,522)	(1,903,546)	(2,305,559)
Employee benefits	(18,246,372)	(20,433,598)	(23,831,757)
Taxes	(6,457,716)	(6,437,069)	(10,840,873)
Service Fees	(2,440,764)	(2,579,644)	(1,836,542)
Depreciation and amortization	(1,810,304)	(1,557,222)	(1,323,544)
Other	(4,917,056)	(4,731,683)	(1,981,090)
Total insurance service expenses	(43,191,464)	(42,625,632)	(47,013,628)

Total insurance service result	22,380,777	17,377,792	30,213,908

32. RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES

		Cash flows (Unaudited)
	Balance as of 12/31/2024(Audited)	Collections	Payments	Other non-cash changes (1)(Unaudited)	Balance as of 12/31/2025(Unaudited)
Debt securities issued	108,890,769	196,517,546	(128,524,315)	33,206,772	210,090,772
Loans from the BCRA and other financial institutions	3,539,408	6,174,319,300	(6,182,888,959)	6,511,270	1,481,019
Total	112,430,177	6,370,836,846	(6,311,413,274)	39,718,042	211,571,791
(1) Including loss on net monetary position, interest and foreign currency difference (loss of 10,855,864).

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

		Cash flows
	Balance as of 12/31/2023(Audited)	Collections	Payments	Other non-cash changes (1)	Balance as of 12/31/2024(Audited)
Debt securities issued	109,775,129	85,963,826	(37,117,655)	(49,730,531)	108,890,769
Loans from the BCRA and other financial institutions	7,885,614	27,661,239	(39,236,608)	7,229,163	3,539,408
Total	117,660,743	113,625,065	(76,354,263)	(42,501,368)	112,430,177
(1) Including loss on net monetary position, interest and foreign currency difference (loss of 9,637,173).

33. OPERATING SEGMENTS

The Group determines operating segments, based on management reports used to monitor performance and allocate resources by the Board of Directors and key management personnel, and updates such segments as they change.

The Group considers its business is comprised of its product and service offering; thus, it identifies operating segments as follows:

(a) Finance: It involves the placement of the Group’s liquidity according to the other segments needs and it include transactions with financial sector customers, investment activities, derivative instruments and funding transactions.
(b) Wholesale Banking: This segment includes corporate banking, financial advisory services, asset management and loans to large customers.
(c) Retail Banking: It includes loans granted and other credit products, such as deposit taking from individuals. It also includes insurance operations.

The column “Other” includes balances of assets, liabilities and income/loss not allocated to the operating segments mentioned above.

The column “Adjustments” includes consolidation adjustments corresponding to transactions among Group members not including third parties and the non-controlling interest.

The results of operations of the Group's several operating segments are monitored separately to make decisions on resource allocation and on the evaluation of each segment's performance. The performance of each operating segment is reviewed on the basis of operating income or loss and is measured consistently with the operating income and loss reported in the consolidated statement of income.

When a transaction occurs, transfer prices among operating segments are set on an arm's length basis similarly to transactions carried out with third parties. Income, expenses and income (losses) resulting from transfers among operating segments are then eliminated on consolidation.

The relevant segment reporting at the indicated dates is as follows:

	12/31/2025 (Unaudited)
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA (1)	BACS (2)
Total assets	1,675,864,201	739,164,548	395,668,231	374,094,960	257,527,579	378,620,146	(96,632,168)	3,724,307,497
Total liabilities	(1,177,039,143)	(741,541,647)	(317,861,215)	(594,637,233)	(223,566,180)	(87,685,901)	4,157,938	(3,138,173,381)

	12/31/2024 (Audited)
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Total assets	2,401,591,873	573,888,996	92,043,881	246,807,164	242,052,157	306,803,393	(94,123,376)	3,769,064,088
Total liabilities	(1,480,909,897)	(689,876,427)	(24,379,972)	(530,781,802)	(207,401,601)	(206,791,287)	16,355,426	(3,123,785,560)

(1) BHSA: Banco Hipotecario S.A.
(2) BACS: BACS Banco de crédito y securitización S.A.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	12/31/2025 (Unaudited)
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Net interest income/(expense)	(186,706,622)	213,461,188	(46,972,782)	45,604,220	5,259,985	(3,546,017)	1,201,217	28,301,189
Net commission income/(expense)	(3,947,751)	71,242,314	-	8,862,672	31,972	-	(6,982,529)	69,206,678
Net income/(expense) from measurement of financial instruments at fair value through profit or loss	182,908,560	44,747,253	(334,850)	27,707,594	22,700,062	-	(658,754)	277,069,865
Net income/(expense) from measurement of financial instruments at fair value through profit or loss for insurance	-	-	70,649,036	-	-	-	-	70,649,036
Losses on derecognition of financial assets at amortized cost	-	-	(35,091)	-	-	-	-	(35,091)
Foreign currency exchange rate difference	(17,362,908)	-	4,232	-	481,274	-	(1,763,322)	(18,640,724)
Foreign currency exchange rate difference insurance	-	-	1,393,367	-	-	-	-	1,393,367
Insurance revenue	-	-	65,572,241	-	-	-	-	65,572,241
Insurance service expenses	-	-	(50,173,993)	-	-	-	6,982,529	(43,191,464)
Other operating income/(loss)	133,308	33,344,780	343,945	8,661,029	13,748,032	12,525,342	(1,161,723)	67,594,713
Total net operating income/(loss)	(24,975,413)	362,795,535	40,446,105	90,835,515	42,221,325	8,979,325	(2,382,582)	517,919,810
Impairment of financial assets	-	(64,068,757)	-	(34,657,205)	(2,011,179)	-	-	(100,737,141)
Other operating expense	(19,011,103)	(81,894,448)	(51,865)	(6,039,185)	(10,446,437)	(10,519,357)	63,345	(127,899,050)
Income/(loss) by segment	(43,986,516)	216,832,330	40,394,240	50,139,125	29,763,709	(1,540,032)	(2,319,237)	289,283,619
Employee benefits								(137,967,298)
Administrative expenses								(63,356,871)
Depreciation and impairment of non-financial assets								(8,338,396)
Loss on net monetary position								(72,733,829)
Loss on net monetary position for insurance								(19,014,111)
Income tax expense								38,134,751
Net income attributable to non-controlling interests								481,549
Net income attributable to holders of the ordinary shares of the Bank								26,489,414

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	12/31/2024 (Audited)
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Net interest income/(expense)	(32,147,907)	74,075,415	15,064,203	(8,606,178)	18,975,314	(4,869,157)	2,376,606	64,868,296
Net commission income/(expense)	(2,557,487)	64,750,023	-	6,569,692	1,727	-	(6,121,620)	62,642,335
Net income from measurement of financial instruments at fair value through profit or loss	747,125,235	27,293,726	10,219,843	19,142,627	35,745,553	-	(2,318,055)	837,208,929
Net income from measurement of financial instruments at fair value through profit or loss for insurance	-	-	14,312,740	-	-	-	-	14,312,740
Foreign currency exchange rate difference	(16,093,592)	-	6,790	-	356,130	-	(7,193,143)	(22,923,815)
Foreign currency exchange rate difference for insurance	-	-	3,002,671	-	-	-	-	3,002,671
Insurance revenue	-	-	60,003,424	-	-	-	-	60,003,424
Insurance service expenses	-	-	(42,625,632)	-	-	-	-	(42,625,632)
Other operating income/(loss)	441,543	26,467,537	262,808	1,669,442	13,800,369	974,155	(957,054)	42,658,800
Total net operating income/(loss)	696,767,792	192,586,701	60,246,847	18,775,583	68,879,093	(3,895,002)	(14,213,266)	1,019,147,748
Impairment of financial assets	-	(14,853,752)	-	(26,141,314)	(868,322)	-	-	(41,863,388)
Other operating expense	(57,032,452)	(63,635,892)	(41,739)	(5,354,438)	(15,486,728)	(47,665,686)	45,626	(189,171,309)
Income/(loss) by segment	639,735,340	114,097,057	60,205,108	(12,720,169)	52,524,043	(51,560,688)	(14,167,640)	788,113,051
Employee benefits								(216,838,848)
Administrative expenses								(69,502,359)
Depreciation and impairment of assets								(10,990,054)
Loss on net monetary position								(266,729,911)
Loss on net monetary position for insurance								(46,775,059)
Income tax expense								(71,992,128)
Net income attributable to non-controlling interests								(7,871,457)
Net income attributable to holders of ordinary shares of the Bank								97,413,235

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

	12/31/2023 (Audited)
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Net interest income/(expense)	(56,659,644)	(69,559,371)	53,962,322	(41,777,228)	19,988,962	(7,704,207)	1,636,206	(100,112,960)
Net commission income/(expense)	(3,049,332)	86,223,846	-	4,871,881	134	-	(7,118,406)	80,928,123
Net income/(expense) from measurement of financial instruments at fair value through profit or loss	797,570,098	88,964,239	4,801,659	80,955,062	36,195,728	-	(1,281,010)	1,007,205,776
Net income from measurement of financial instruments at fair value through profit or loss for insurance	-	-	37,798,779	-	-	-	-	37,798,779
Losses on derecognition of financial assets at amortized cost	(22,246,478)	-	(745,809)	-	28,817	-	-	(22,963,470)
Foreign currency exchange rate difference	(104,433,835)	-	10,479	-	9,377,742	-	24,555,763	(70,489,851)
Foreign currency exchange rate difference for insurance	-	-	14,553,434	-	-	-	-	14,553,434
Insurance revenue	-	-	77,227,536	-	-	-	-	77,227,536
Insurance service expenses	-	-	(47,013,628)	-	-	-	-	(47,013,628)
Other operating income/(loss)	5,416,906	31,095,562	268,321	152,598	12,468,714	9,409,430	(674,081)	58,137,450
Total net operating income/(loss)	616,597,715	136,724,276	140,863,093	44,202,313	78,060,097	1,705,223	17,118,472	1,035,271,189
Impairment of financial assets	-	(10,509,152)	-	(3,376,395)	(188,636)	-	-	(14,074,183)
Other operating expense	(65,598,426)	(64,561,903)	-	(6,101,008)	(25,535,347)	(53,562,576)	31,560	(215,327,700)
Income/(loss) by segment	550,999,289	61,653,221	140,863,093	34,724,910	52,336,114	(51,857,353)	17,150,032	805,869,306
Employee benefits								(199,039,663)
Administrative expenses								(76,997,443)
Depreciation and impairment of assets								(12,171,828)
Loss on net monetary position								(251,941,109)
Loss on net monetary position for insurance								(95,568,269)
Income tax expense								(19,140,701)
Net income attributable to non-controlling interests								(2,902,361)
Net income attributable to holders of ordinary shares of the Bank								148,107,932

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The operating income (loss) from the Group’s operating segments is monitored separately to decide how to allocate resources and assess each segment’s individual performance. The performance of such operating segments is assessed on the basis of the operating income or losses and is measured consistently with the operating income and losses reported in the consolidated statement of income. However, employee benefits, administrative expenses, gains (losses) on net monetary position, and income tax are managed on a consolidated basis. Therefore, these items have not been allocated to operating segments.

Information on geographic areas

The Group's operations are entirely conducted in Argentina.

34. OFF-BALANCE SHEET ACCOUNTS

Off-balance sheet accounts	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Unused credit card balances	541,758,889	856,039,668
Guarantees granted	10,521,848	11,704,244
Agreed loans	30,081,822	31,553,095

35. SUBSIDIARIES

Below is the information on the Bank's subsidiaries, all of which are registered in Argentina:

	Line of business	Ownership interest
		12/31/2025 (Unaudited)	12/31/2024 (Audited)
Corporation

BACS Banco de Crédito y Securitización S.A.	Banking	62.28%	62.28%
BHN Sociedad de Inversión S.A.	Holding	99.99%	99.99%
BHN Vida S.A.	Insurance	99.99%	99.99%
BHN Seguros Generales	Insurance	99.99%	99.99%
BACS Administradora de activos S.A.S.G.F.C.I.	Asset management	85.00%	85.00%

Structured entity
CHA Financial Trust – Series IX to XIV	Financial trust	-	100%
Toronto Trust Gestion	Mutual fund	100%	100%
Toronto Trust Argentina 2021	Mutual fund	33.10%(1)	23.97%(1)

BACS Banco de Crédito y Securitización S.A. is an investment bank engaged in designing financial solutions for businesses, including securitizations and credit portfolio management.

BHN Sociedad de Inversión S.A.is the holding entity of BHN Vida S.A. and BHN Seguros Generales S.A.

BHN Vida S.A. is an insurance company providing group life, casualty and health insurances.

BHN Seguros Generales S.A. is an insurance company providing a wide range of insurance: property, auto, surety, etc.

BACS Administradora de Activos S.A.S.G.F.C.I. is mutual fund manager.

(1)
The Group has concluded that it has control over this fund since the other investors are highly dispersed.

36. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Directors’ Fees

Director’s compensation is composed by fees and/or remuneration both fixed and variable based to individual performance and the Group’s results of operations.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Director’s fees are limited by the Bank's by-laws to five per cent (5%) of Net income for the year when no there is no cash dividends, and increased on a proportional basis to cash dividends, if available, until reaching fifteen per cent (15%) of Net income.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Key Management Personnel

Key Management personnel is comprised by the Board of Director of the General Manager and Senior Management (eleven Area Managers which designated and removed by the Board of Directors and perform their duties following policies and instructions of the Board).

Key Management Personnel remuneration (apart from Director’s fees) is comprised by fixed amount determined by reference to their background, skills and experience, and a variable bonus tied to individual performance and the Group’s results of operations.

Balances and transactions

Below is a detail of balances and transactions with related parties as of December 31, 2025 (Unaudited):

	ASSETS						LIABILITIES
Related Party	Other debt securities	Derivative instruments	Equity instruments	Loans and other financing arrangements	Other financial assets	Other non-financial assets (Note 12)	Other non-financial liabilities
IRSA (1)	1,829	74,771	297,258	1,795,318	18,331	-	-
Key management personnel	-	-	-	-	-	2,618,238	10,347,290
Total	1,829	74,771	297,258	1,795,318	18,331	2,618,238	10,347,290

Related Party	Interest income	Employee benefits	Administrative expenses
IRSA (1)	514,019	-	-
Key personnel	-	9,729,658	14,229,281
Total	514,019	9,729,658	14,229,281

Below is a detail of the balances and transactions with related parties as of December 31, 2024 (Audited):

	ASSETS						LIABILITIES
Related Party	Other debt securities	Derivative instruments	Equity instruments	Loans and other financing arrangements	Other financial assets	Other non-financial assets (Note 12)	Other financial liabilities
IRSA (1)	266,816	98,114	617,348	1,754,555	115,989	-	-
Key management personnel	-	-	-	-	-	2,494,945	12,094,499
Total	266,816	98,114	617,348	1,754,555	115,989	2,494,945	12,094,499

Related Party	Interest income	Employee benefits	Administrative expenses
IRSA (1)	408,510	-	-
Key management personnel	-	19,932,358	16,993,324
Total	408,510	19,932,358	16,993,324

(1)
IRSA Inversiones y Representaciones S.A. (IRSA) and its subsidiaries own 29.13% of share capital as of December 31, 2025 (29.22% at 2024) which entitles them to 43.37% of votes as of December 31, 2025 (43.52% at 2024).

37. FINANCIAL RISK FACTORS

Comprehensive Risk Management

The Bank relies on a comprehensive process to manage risks that includes identifying, assessing, tracking, controlling and mitigating all significant risks.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The comprehensive process for managing risks is geared towards having the Board of Directors and Senior Management involved in the management of all significant risks and having them oversee such management and understand the nature and level of risk taken on by the entity and how such risk relates to capital adequacy. In addition, it is in line with the best practices in risk management and, in particular, with the BCRA's guidelines for financial institutions' risk management.

To make sure that its significant risks are properly managed, the Bank relies on a management framework and on management mechanisms appropriate to its size, complexity, economic weight and risk profile.

a) Credit Risk:

Credit Risk Management - Retail Banking

Retail Banking credit risk management is based on the Bank's annual planning process. As a result of such process, the Bank sets business goals, that is, the volume of loans to be granted during the year through each Retail Banking lending product (mortgage and consumer loans and credit cards). The risk management strategy implies that credit risk management is intended to define and establish the guiding principles of the Bank's loan origination, servicing and follow-up activities in order to prevent, detect and mitigate those risks in due time. It encompasses defining the profile of customers to whom the Bank is willing to lend, as well as identifying the target market, quality standards and expected profitability, and the overall characteristics the Bank seeks to achieve in its credit portfolio. The establishment of risk limits is conceived as a dynamic process leading to the determination of the Bank's risk appetite. Given the fact that the credit strategy should provide continuity and should take into account circumstantial aspects and their resulting changes in the overall credit portfolio composition and quality, through its credit policies and procedures, the Bank defines detailed aspects to execute its credit risk strategy, such as origination criteria (including terms and conditions), credit powers and authority, product types, origination channels, underlying collateral, and the organization's structure, In line with its business goals and considering the aforementioned forecasts, the Bank sets a credit risk appetite; in other words, tolerance limits or levels based on indicators such as the non-performing portfolio ratio and the annual loss rate (write-off). Through this planning process, which includes a definition session with the involvement of senior management and another session to present the plan to the Board, the Bank develops a Business Plan and Risk Strategy, both documents that embody the aforementioned goals and limits for the Board's approval.

Credit Risk Management refers to the function and procedure to identify, measure, mitigate and monitor credit risk, taking into consideration the entire business cycle, from the definition of the target market and the origination of a financing arrangement, up to the customer retention and loan recovery or write-off upon a default. Within this framework, the granting of new loans is guided by Credit Policies and Scoring Models. The policies, which establish credit eligibility requirements and line allocation criteria, are set out by the Retail Credit Risk Department, reporting to the Planning and Control Area, and are approved by the Risk Management Committee and the Board of Directors on an annual basis. The models are subject to the validation process, established in the Scoring Model Validation Policy approved by the Board. Such policy sets out the responsibilities and criteria to be applied in validating models, oriented at maintaining a standard in their predictive capacity, as well as their frequency, following the industry best practices.

Loans are granted on the basis of a Decision Engine in which the scoring models and most conditions set out in credit policies are arranged. This ensures the accurate application of the established policies in general and, in turn, enables further assessment of the applications in accordance with the analysts’ judgment, whether to reject or approve them by exception. There is a limit for exceptions, which is set out in the Credit Policy and reviewed on an annual basis.

In order to identify, measure and monitor compliance with credit risk policies, the Bank has developed certain key indicators associated with the main risks identified. These indicators allow the Bank to monitor the composition, concentration and quality of several credit portfolios, broken down by business sectors, segments, origination channels, products, etc. This information is documented in several reports, which analyze several aspects, such as financing level, arrears ratios, roll rates, vintage, benchmarking, portfolio impairment, non-performing loans, provisions under IFRS 9, and exposure to pre-established risk thresholds. The main indicators are part of the Risk Dashboard.

Both portfolio maintenance, which is mainly related to credit cards, and arrears management are governed by the aforementioned Credit Policies and Scoring Models. Regarding card portfolio maintenance, the policy mainly sets out the guidelines to manage credit facilities and access to product attributes, including, for instance, cash advances. Regarding arrears management, the policies govern the commencement of several recovery stages –early arrears, advanced arrears, and court proceedings – and recovery means, settlement options (debt restructuring, reductions, etc.), and risk control or recovery actions (restraint, disqualification, account closing, etc.) enabled for each stage. Both processes are monitored by the Area Manager through reports prepared by several divisions.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

For purposes of credit risk management itself, that is, for unexpected losses, the Bank relies on stress tests to monitor changes in the portfolio vis-a-vis different adverse forward-looking scenarios designed, at least, at two years. Stress testing results determine the decisions to be made concerning adjustments to risk mitigating policies, while they are also useful to assess capital adequacy and allowance coverage. On the other hand, PDs and LGDs are used to calculate economic capital, and are estimated for both businesses and individuals, based on historical information. In estimating LGDs, the Bank takes into account all recoveries after a default, both in respect of the active portfolio and off-balance sheet accounts.

Credit Risk Management – Wholesale Banking

Effective credit risk management requires a suitable credit risk culture; therefore, the risk policies and risk management strategy in place are key elements to build such a culture, oriented at managing and mapping credit risk to the other risks on a comprehensive basis.

Wholesale Banking credit risk management is based on the Bank's annual planning process. During such process, the Bank designs the plan and business strategy for each Wholesale Banking segment (Corporate, SMEs, Real Estate Projects, Financial Institutions, Public Sector, and Intermediaries), establishing, in general terms, the desired growth levels and positioning, degree of sectoral assistance, concentration levels, product mix to be boosted, and credit quality level to be maintained in respect of expected profitability, among other things. Credit portfolio concentration, as a potential source of losses, is regarded in credit manuals as a special point for attention. Credit concentration takes place when the Bank is too exposed to a substantial number of similar risks, such as a single borrower, a group of related borrowers, an industrial or business sector, a geographic region, a certain credit facility or a given risk-mitigating factor.

Risk appetite is also defined for each segment, and tolerance limits or levels are established and constantly monitored in order to anticipate any undesired departure. Such limits result in indicators, such as, 12-month likelihood of default, concentration level by borrower within the portfolio, and concentration level by business sector within the portfolio.

The outcome of such planning, which involves the Bank's Senior Management and Directors, is embodied in the Business Plan and Risk Strategy final document, in which each of the aforementioned items is exposed in detail and is submitted to the Board for approval.

Within this framework, credit decisions involving new lending, renewals, or portfolio follow-up are made following the guidelines set out in the comprehensive risk management policy as well as in the respective credit manuals developed for each business segment. Such policies are established by Wholesale Banking Credit Risk and approved by the Risk Management Committee and the Board on an annual basis. The Bank also has a documented mechanism in place to set prices/rates based on risk; in other words, the risk-reward relationship is always at the core of every lending decision.

The Bank has a risk rating system specific to Wholesale Banking, which seeks to support key credit risk parametric estimates to measure credit risk, through a credit analysis performed by an analyst specialized in the industry or sector at issue, according to the business segment and risk associated with the transaction. This rating system ensures transparency and consistency in terms of lending decisions which, together with the policies and manuals in place, lead to set the loan granting minimum standards based on credit ratings. Credit risk rating methodologies and parameters are reviewed and validated, at least, on an annual basis.

Ratings are also subject to permanent changes as a result of perceived changes in the borrower's risk arising from updated information, with each change in ratings being submitted to an Internal Review Commission comprised of subject-matter specialists.

The Wholesale Banking Credit Risk area is in charge of performing an independent analysis of any application that involves credit risk. All applications for commercial loans are reviewed and assessed on the basis of their respective exposure, in order to guarantee an appropriate assessment, correct approval, and ongoing monitoring and active management of risks.

The starting point of this review process is an assessment of the borrower's or counterparty's credit risk, where key factors are assessed, including borrower's management, historical and projected financial position, industry, trends, etc.

As a result of such assessment, a specific credit rating is assigned, with an associated likelihood of default. In addition, the transaction is analyzed with special focus on collateral, maturity, and general arrangement.

The Wholesale Banking Credit Risk area renders an opinion, which is submitted to the Credit Committee. Executive Committee or the Board of Directors for approval, depending on the amount involved in the transaction, as set forth in the respective credit manuals.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The Bank monitors the portfolio at the individual borrower level, on an ongoing basis and within the minimum terms set forth in the credit manuals, and assesses credit aspects, in addition to the customer's behavior with the Bank, payment history, use of checking account, etc. Regarding arrears management, the policies govern the commencement of several recovery stages – early arrears, advanced arrears, and court proceedings – and establish the recovery means, settlement options (debt restructuring, reductions, further collateral, etc.), and risk control or recovery actions enabled for each stage.

The Bank develops indicators and reports on them on an ongoing basis to monitor the performance of several business segments. The main indicators in this regard are part of the Risk Dashboard. In addition, the Bank develops several monthly and quarterly reports covering all risks associated with the portfolio on the basis of and in accordance with the business segment specificity.

The Bank has also developed methodologies for the periodical performance of stress tests and Economic Capital calculation. In connection with the stress tests aimed at measuring the impact of Wholesale Banking portfolio credit risk in the face of several potential values the defined risk factors may take, a rigorous and detailed analysis at the level of each individual customer is performed; in other words, the potential impact the borrower or counterparty may have is measured and then reviewed at an aggregate level. Individual stress tests have also been designed to reinforce the methodology and simulate ad hoc scenarios. Such stress tests have defined contingency plans, which are triggered according to the size of the projected event.

Below is a detail of the credit quality of the Group's financial assets:

Impairment of financial instruments
See Note 7.6

Loans written-off
Loans written-off during the period ended December 31, 2025 and 2024 amounted to AR$ 94,664,079 and AR$ 85,396,240 respectively.

b) Market risk

The Bank monitors market risk, which is defined as the risk of sustaining potential losses in both balance sheet and off-balance sheet positions as a result of adverse fluctuations in the market price for listed financial assets subject to trading, including, for instance, government and corporate debt securities, shares, currencies, derivative products, and debt instruments issued by the BCRA.

Market risk is comprised of: 1) risks inherent to equity and debt securities and other financial instruments (price risk), and 2) currency mismatch risk both within balance sheet and off-balance sheet positions (exchange rate risk). Market risk includes risks associated with both “linear” and “non-linear” instruments (derivatives).

As required by the rules issued by the BCRA, a Trading Portfolio has been defined for market risk monitoring. A Trading Portfolio is defined as a portfolio comprising positions in financial instruments held for trading in the short term, in order to make a profit from price fluctuations.

The portfolio is managed according to the following strategic guidelines:

● Analysis of several macroeconomic and market variables, with its ensuing impact on prices for financial assets.

● Weighing of several classes of assets, optimization of the portfolio risk-return profile, taking into account several classes of assets and the interrelation among them.

● Analysis of the assets which, in the entity's view, are under or overvalued within each group and the potential for arbitrage within each of them.

● Compliance with both internal and external liquidity requirements.

The trading book should be measured at fair market value for purposes of the capital requirement calculation. If the Bank has instruments within its portfolio with no market quotation, whether by reason of unavailability of a closing price or due to the fact that such price is not representative as a result of an illiquid position, it will estimate the fair value of the quotation.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

“Fair values” are estimated by applying a calculation method, assumptions and parameters proposed by the Market Risk area, based on customary market practices, and are periodically agreed upon and reviewed by the Area Manager. The quotation will be estimated by discounting expected future cash flows at a representative market rate for such instrument, except for shares, in which case a comparable valuation method will be applied. The Internal Audit area, in compliance with the BCRA's rules, periodically reviews the fairness of the criteria used in the estimate and the calculation.

The methodology employed by the Bank in quantifying market risk is based on the “Value at Risk” (VaR), that is, an estimate of maximum probable losses in a given horizon, with an associated likelihood of no less than 99%. For positions with associated price risk, the Bank has set a minimum time horizon or holding period of ten sessions. Monitoring takes place on a daily basis through an internally developed system. The Bank has established “VaR” limits which are observed for exposures to each of the aforementioned risks. There are also exposure limits per type of instrument, namely: debt securities from the non-financial public sector, local private debt securities, local private trust securities, local equity, currencies and gold, such limits are annually reviewed by the Finance Committee as part of the preparation of the new Business Plan and the related Risk Strategy. In order to verify the robustness of the models employed in estimating price risk, the Bank periodically conducts retrospective tests or “backtesting”. The Bank also conducts individual stress tests in order to estimate potential extreme losses not likely to be captured by parametric models.

The tables below show the Group's exposure to market risk as measured by the trading book VaR at year-end:

	Market Risk in the Trading Book
	Balances as of 12/31/2025 (Unaudited)					Balances as of 12/31/2024 (Audited)
	BH	BACS	BHSA and BHNI	Consolidated (Diversified)	Diversification effect	BH	BACS	BHSA and BHNI	Consolidated (Diversified)	Diversi-fication effect
Market Value	544,195,298	18,660,171	109,685,628	672,541,097	-	1,777,967,312	32,083,513	24,065,321	1,834,116,145	-
VaR (99%)	28,469,559	684,849	6,157,613	34,057,647	(1,254,374)	74,325,803	1,494,157	1,110,122	76,407,161	(522,921)
Risk / Net Worth	6,87%	2,24%	8,96%	6,32%	-	14,6%	4,6%	2,1%	13,0%	-

The estimates of Value at Risk (price and foreign exchange risks) also help to determine the economic capital to be set aside for market risk.

Regarding market risk, the Finance and Risk Management Committees discuss and decide upon the main strategies to be followed in managing the security portfolio, the structural gap in foreign currency, and hedging alternatives; they are also in charge of defining the tolerance level to be assumed by the Bank. The Market and Operational Risk Area is responsible for identifying, measuring, controlling and monitoring price and foreign exchange risks.

The tables below show the Group's exposure to foreign exchange risk at year-end by type of currency:

	Balances as of 12/31/2025 (Unaudited)				Balances as of 12/31/2024 (Audited)
	Financial assets	Financial liabilities	Derivative instruments	Net Position	Financial assets	Financial liabilities	Derivative instruments	Net Position
Dollar	644,717,249	(651,517,747)	(3,030,362)	(9,830,860)	430,263,370	(383,003,098)	(4,067,810)	43,192,462
Euro	115,835	(60,662)	-	55,173	1,050,345	(6,527)	-	1,043,818
Total	644,833,084	(651,578,409)	(3,030,362)	(9,775,687)	431,313,715	(383,009,625)	(4,067,810)	44,236,280

Derivative instruments are measured at the fair value of the respective currency at year-end.

The table above only includes Monetary Assets and Liabilities since investments in non-monetary instruments do not give rise to market risk exposure.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

 The following is a sensitivity analysis of income (loss) and equity to reasonable changes in the preceding exchange rates relative to the Bank's functional currency, considering an instant variation in exposure at year-end:

Currency	Variation	12/31/2025 (Unaudited)		12/31/2024 (Audited)
		Income (loss)	Equity	Income (loss)	Equity
Dollar	40%	(3,957,648)	(3,957,648)	17,276,985	17,276,985
	(40)%	3,957,648	3,957,648	(17,276,985)	(17,276,985)
Euro	40%	22,069	22,069	417,527	417,527
	(40)%	(22,069)	(22,069)	(417,527)	(417,527)

c) Interest rate risk:

The Bank makes a periodic follow up of the interest rate risk, both in relation to the effects of variations in the interest rate on net financial income as well as on the Bank’s economic value, that is, on the current value of its assets and liabilities.

As it relates to the interest rate risk management, the Bank monitors the amounts and contractual conditions of each new origination as well as the current portfolio (stock of loans, deposits, swaps, hedges, and securities, among others) to prevent potential departures from the defined risk appetite. The Bank also conducts an ongoing analysis of several hedging alternatives in order to reduce interest rate gaps.

The Office of the Market and Operational Risk Manager is the area entrusted with the duties of identifying, measuring, controlling and monitoring interest rate risk. The Finance Committee and the Risk Management Committee are also involved in risk management, with their respective responsibilities.

Interest rate risk is quantified through two statistical approaches: “Net Interest Income at Risk” and “Economic Value at Risk”. The first of these two approaches assesses potential departures in interest income as a result of changes in interest rates, while the second approach assesses the potential impairment of the portfolio present value, as a consequence of potential fluctuations in the term structure of interest rates. Both approaches also include “baseline risk,” which arises from the imperfect correlation in lending and borrowing rate adjustments for instruments with similar revaluation features.

In addition to the two approaches mentioned above, the Bank also conducts a gap analysis (interval and cumulative gap) both in Pesos and US dollars in order to quantify interest rate risk exposure on several future dates, and under several sensitivity analyses and stress tests. In addition, as a sensitivity measure, the impacts on the expected results and on the expected current results of the portfolio in the event of changes of +/- 100 basis points in interest rates are evaluated.

The Interest Rate Risk Report is prepared on a monthly basis. Such report includes a description of the risk levels assumed by the Bank under both approaches, term gaps (gap analysis), base risk (due to foreign exchange hedge with futures), individual stress analysis and relevant events of the month.

Each measure has an associated limit, which is reviewed on an annual basis as part of the preparation of the new Business Plan and its related Risk Strategy.

The following is a summary of the Group’s interest rate gap position on non-trading portfolios. The interest rate repricing gap table analyses the full-term structure of interest rate mismatches within the Group’s statement of financial position on either (i) the next repricing date or the maturity date if floating rate or (ii) the maturity date if fixed rate.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

31 December 2025 (Unaudited)	Carrying amount	Less than 1 month and floating rate	1-3 months	3-6 months	6-12 months	12-24 months	More than 2 years
Reverse repurchase transactions	30,549,469	30,549,469	-	-	-	-	-
Loans and other finacing	1,480,117,787	556,311,569	170,820,501	145,819,353	147,028,547	127,110,249	333,027,568
Investment securities	604,552,863	397,172,822	154,141,392	34,408,168	18,758,819	45,044	26,618
	2,115,220,119	984,033,860	324,961,893	180,227,521	165,787,366	127,155,293	333,054,186

Deposits	(2,321,747,321)	(1,711,205,115)	(437,497,475)	(100,505,361)	(66,430,826)	(3,809,313)	(2,299,231)
Debt securities issued	(229,968,801)	-	(55,446,771)	-	-	(174,522,030)	-
Repurchase Transactions	(354,102,235)	354,102,235	-	-	-	-	-
	(2,905,818,357)	(1,357,102,880)	(492,944,246)	(100,505,361)	(66,430,826)	(178,331,343)	(2,299,231)
	(790,598,238)	(373,069,020)	(167,982,353)	79,722,160	99,356,540	(51,176,050)	330,754,955

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

31 December 2024 (Audited)	Carrying amount	Less than 1 month and floating rate	1-3 months	3-6 months	6-12 months	12-24 months	More than 2 years
Reverse repurchase transactions	20,055,502	20,055,502	-	-	-	-	-
Loans and other finacing	903,318,777	201,561,188	97,696,885	71,019,754	98,715,760	86,163,403	348,161,787
Investment securities	272,833,940	263,490	18,474,764	1,553,407	238,268,244	4,591,628	9,682,407
	1,196,208,219	221,880,180	116,171,649	72,573,161	336,984,004	90,755,031	357,844,194

Deposits	(2,313,923,495)	(2,071,145,064)	(73,097,116)	(97,525,819)	(20,020,616)	(27,241,425)	(24,893,455)
Debt securities issued	(108,890,770)	-	(10,160,256)	-	(77,450,681)	(21,279,833)	-
Repurchase Transactions	(204,019,617)	(204,019,617)	-	-	-	-	-
	(2,626,833,882)	(2,275,164,681)	(83,257,372)	(97,525,819)	(97,471,297)	(48,521,258)	(24,893,455)
	(1,430,625,663)	(2,053,284,501)	32,914,277	(24,952,658)	239,512,707	42,233,773	332,950,739

d) Liquidity risk

Funding liquidity risk is defined as the likelihood that the Group may not be able to efficiently fulfill its current or future expected and unexpected cash flows, with margin call/execution, without interfering with its day-to-day operations or financial position.

On the other hand, market liquidity risk is defined as the likelihood that an entity may not be able to offset or sell a market position due to:

● The fact that the volume of the assets comprising such position in the secondary market is not sufficient;

● The occurrence of disruptive events in the market hindering the normal performance of operations and/or its performance at reasonable prices.

The preceding definitions refer to liquidity risk in local currency, as well as to the risk related to positions in other currencies, including, but not limited to, foreign exchange mismatches. To such end, structural mismatch is defined as the difference between the commitments for securities issued in and/or adjusted for foreign currency and the assets denominated in and/or adjusted for the same currency. It also includes the risks stemming from positions which, due to regulatory issues, are not accounted for in the financial statements, as it is the case of certain derivative instruments.

Liquidity management refers not only to liquidity risk in local currency but also to liquidity risk related to positions in other currencies, including, but not limited to, currency mismatches.

Liquidity risk management is defined as such actions planned for and/or carried out in order to maintain liquidity risk within the scope of the Board's definition. Such actions stem from the Finance Area's intrinsic mission of efficiently managing the liquid and financial resources.

In order for control over liquidity risk to be effective, the Bank has established a scheme of limits and early warnings to keep the Finance Committee abreast of potential increases in risks and/or unexpected changes in the tolerance level. Once a certain risk threshold has been reached, the Finance Committee is expected to assess the actions to be taken.

Similarly, the Bank monitors compliance with the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) minimum requirements; in both cases, keeping the Finance Committee and the Director in charge of monitoring liquidity inform of changes in such ratios.

The Finance Committee establishes the liquidity risk aversion level to be assumed by the Bank, and the Finance Area manages the currency liquidity mismatch risk following the guidelines set out by the Finance Committee and the Director in charge of liquidity.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Maturity analysis for financial liabilities as of December 31, 2025 (Unaudited).

	Remaining terms to maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits
Non-financial public sector	154,042,336	20,146,838	93,954,087	61,373,098	-	19	329,516,378
Financial sector	164	-	-	-	-	-	164
Non-financial private sector and foreign residents	1,557,162,615	417,350,637	6,551,274	5,057,728	3,809,313	2,299,212	1,992,230,779
Liabilities at fair value through profit or loss	8,034,007	-	-	-	-	-	8,034,007
Derivates Instruments	13,952	-	-	-	-	-	13,952
Repurchase transactions	354,102,235	-	-	-	-	-	354,102,235
Other financial liabilities	138,669,293	104,095	227,936	808,301	274,703	614,515	140,698,843
Loans from the BCRA and other financial institutions	1,617,601	-	-	-	-	-	1,617,601
Debt securities issued	-	55,446,771	-	174,522,030	-	-	229,968,801
TOTAL	2,213,642,203	493,048,341	100,733,297	241,761,157	4,084,016	2,913,746	3,056,182,760

Maturity analysis for financial liabilities as of December 31, 2024 (Audited).

	Remaining terms to maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits
Non-financial public sector	217,797,516	3,032,045	-	27,733,203	-	1,415,630	249,978,394
Financial sector	217	-	-	-	-	-	217
Non-financial private sector and foreign residents	1,780,949,910	714,482,627	173,512,999	7,820,915	170,181	256,239	2,677,192,871
Liabilities at fair value through profit or loss	36,658,998	-	-	-	586,576	-	37,245,574
Derivates Instruments	-	-	-	-	-	52,641	52,641
Repurchase transactions	204,019,617	-	-	-	-	-	204,019,617
Other financial liabilities	198,742,349	1,284,143	1,632,140	3,303,418	5,552,084	302,882	210,817,016
Loans from the BCRA and other financial institutions	5,108,918	563,934	2,156,076	-	-	-	7,828,928
Negotiable obligations issued	-	4,562,432	1,037,355	113,766,776	-	-	119,366,563
TOTAL	2,443,277,525	723,925,181	178,338,570	152,624,312	6,308,841	2,027,392	3,506,501,821

The next table shows the sensitivity of the income statement and net worth to the interest rate, before income taxes and under a ceteris paribus assumption.

The sensitivity of the income statement is measured as the effect of changes in the interest rate on the net interest income for one year, before considering income taxes, and on the basis of the financial assets and liabilities as measured at December 31, 2025 and 2024.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

The sensitivity of the Group’s net worth is measured as the effect of changes in the interest rate on the present value of financial assets and liabilities as measured at December 31, 2025 and 2024, and before considering income taxes.

	Measured at December 31, 2025 (Unaudited)
Currency	Change (in basis points)		Net Worth Sensitivity (2)		Income Statement Sensitivity
Foreign Currency (1)	+/-	50	+/-	134	+/-	672
Foreign Currency (1)	+/-	75	+/-	201	+/-	798
Foreign Currency (1)	+/-	100	+/-	269	+/-	470
Foreign Currency(1)	+/-	150	+/-	403	+/-	496
Local Currency	+/-	50	+/-	16,202	+/-	403,780
Local Currency	+/-	75	+/-	24,303	+/-	605,670
Local Currency	+/-	100	+/-	32,403	+/-	807,560
Local Currency	+/-	150	+/-	48,605	+/-	1,211,339

(1) Both calculations were done on the basis of the Group’s own transference rates.
(2) Net Worth losses in local currency are associated with a rise in interest rates, while for foreign currency losses are associated with lower interest rates.

	Measured at December 31, 2024 (Audited)
Currency	Change (in basis points)		Net Worth Sensitivity (2)		Income Statement Sensitivity
Foreign Currency (1)	+/-	50	+/-	6,204	+/-	13,468
Foreign Currency (1)	+/-	75	+/-	9,307	+/-	20,202
Foreign Currency (1)	+/-	100	+/-	12,409	+/-	26,936
Foreign Currency(1)	+/-	150	+/-	18,614	+/-	40,405
Local Currency	+/-	50	+/-	2,164,267	+/-	464,762
Local Currency	+/-	75	+/-	3,246,401	+/-	697,144
Local Currency	+/-	100	+/-	4,328,534	+/-	929,525
Local Currency	+/-	150	+/-	6,492,802	+/-	1,394,288

(1) Both calculations were done on the basis of the Group’s own transference rates.
(2) Net Worth losses in local currency are associated with a rise in interest rates, while for foreign currency losses are associated with lower interest rates.

LIMITS, EARLY WARNINGS AND MONITORING VARIABLES
High liquidity and minimum liquidity requirement
In order to maintain a risk level in line with the tolerance threshold approved by the Board of Directors, the Bank has set minimum limits (“Minimum Liquidity Requirement”) for the liquid and/or readily realizable position (“High Liquidity”).

Limits to foreign currency positions
The Finance Committee sets maximum limits to purchased or sold positions in foreign currency and, to the extent necessary, to foreign exchange derivative instruments or other financial commitments in foreign currency.

Exposure limit by type of instrument
The Finance Committee defines an exposure limit by type or category of instrument and/or security applicable for the entire year.

Deposit concentration and stability
In order to build a stable and quality deposit base, the Bank takes actions to foster and give priority to the balanced growth of deposits, diversifying the customer base, geographic areas, and type of deposits. In order to be aware of liquidity risk implications and changes in liquidity projections as a result of deposit concentration, the Bank sets alert levels and defines the actions to be taken.

As of December 31, 2025, 39.85% of deposits correspond to the 10 major accounts, which are mutual funds, and financial services corporations.

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Contingent liquidity requirements for special operations
The Finance Committee approves and oversees the agreed-upon financial conditions and the contingencies associated with off-balance sheet operations and/or positions.

Liquidity Coverage Ratio (LCR)
Through Communication “A” 5724 issued in March 2015, the BCRA imposed a daily monitoring requirement, with monthly and quarterly reporting to the BCRA.

Net Stable Funding Ratio (NSFR)
Through Communication “A” 6306, the BCRA established a new indicator to be monitored on a daily basis and reported quarterly to the BCRA.

The goal of the NSFR is for financial institutions to be able to monitor to what extent they may fund their activities out of sufficiently stable sources to mitigate the risk of future stress scenarios resulting from their funding.

The table below shows the Bank's liquidity coverage ratios (LCR) for the fiscal years ended December 31, 2025 and 2024:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Average for the year	112%	121%
Higher	123%	173%
Lower	105%	100%

38. CAPITAL MANAGEMENT

The Group's capital management goals are:

●
Fulfilling the requirements established by the BCRA :
●
Supporting the Bank's operations to prevent any situation that may endanger them.

According to the BCRA’s guidelines, financial institutions are required to maintain certain capital ratios to mitigate the associated risks. The Bank has met the minimum capital requirement determined in accordance with the BCRA’s rules. The capital risk management is cross-sectional with respect to the other risks, Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

Regulatory Capital (Responsabilidad Patrimonial Computable) is comprised by Core Capital and Supplementary Capital. The table below shows a breakdown of the respective balances:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Core Capital
Tier 1 Ordinary Capital	611,207,248	621,350,192
(Deductible items)	(74,578,186)	(37,273,993)
Tier 1 Additional Capital	995,684	1,325,316
Supplementary Capital
Tier 2 Capital	1,327,578	2,279,569
Regulatory Capital (Responsabilidad Patrimonial Computable)	538,952,324	587,681,084

Notes to the consolidated financial statements as of December 31, 2025 (Unaudited) and December 31, 2024 (Audited – Note 3.1) In thousands of Argentine Pesos (Note 3.2)

Below is a detail of the determined capital requirement:

	12/31/2025 (Unaudited)	12/31/2024 (Audited)
Credit risk	135,961,175	86,466,825
Market risk	25,212,715	46,462,559
Operational risk	17,503,130	61,601,125
Core requirement	178,677,020	194,530,509
Payment Regulatory Capital	538,952,324	587,681,084
Surplus	360,275,304	393,150,575

39. DEPOSIT GUARANTEE SYSTEM

Law 24485 and Decree 540/95 created the Deposit Insurance System for the purpose of providing coverage for bank deposits in addition to the privileges and protection system provided for under the Financial Institutions Law. That law provided for the incorporation of “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF).

Through Communication “A” 7685, the BCRA stablished the cap for deposit insurance in 25,000, as from April 1, 2024.

Sight deposits with interest rates over reference rates and time deposits and fixed-term investments with rates exceeding 1.3 times the reference rate are excluded from the coverage. Also, time deposits and fixed-term investments are excluded when these limits on interest rates are distorted by additional incentives or yields.

Financial institutions are required to contribute to the DGF for an amount of 0.015% over the monthly average its related deposits. In addition to the normal contribution, and an additional contribution is required weighting several factors.

As of December 31, 2025 and 2024, the contribution to the DGF amounted to 4,428,393 and 4,338,708, respectively, and it is recorded under “Other operating expenses” as of each period.

40. SUBSEQUENT EVENTS

As of February 23, 2026, Banco Hipotecario S.A. issued Class XIII and XIV notes under the following terms and conditions:

	Nominal value	Issuance date	Due date	Annual interest rate
Clase XIII	$25,388,593	02/23/2026	02/23/2027	Tamar 3.5%
Clase XIV	$US 28,718	02/23/2026	02/23/2027	5%

The principal of Class XIII notes will be repaid in full in a single payment on the maturity date in Argentine Pesos. Interest will be paid quarterly until maturity. The principal of Class XIV notes will be repaid in full in a single payment on the maturity date in U.S. Dollars. Interest will be paid semi-annually until maturity.

There are no other events occurring between the balance sheet date and the issuance date of these consolidated financial statements that could materially affect the financial position or the results for the period.

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